UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GALYAN’S TRADING COMPANY, INC.

(Name of Subject Company)

GALYAN’S TRADING COMPANY, INC.

(Names of Persons Filing Statement)

COMMON STOCK
(NO PAR VALUE)

(Title of Class of Securities)

CUSIP 36458R
(CUSIP Number of Class of Securities)

C. DAVID ZOBA, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
GALYAN’S TRADING COMPANY, INC.
ONE GALYANS PARKWAY
PLAINFIELD, INDIANA 46168
TELEPHONE: (317) 612-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

DRAKE S. TEMPEST, ESQ.
O’MELVENY & MYERS LLP
TIMES SQUARE TOWER
7 TIMES SQUARE
NEW YORK, NY 10036
TELEPHONE: (212) 326-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1. Subject Company Information.

     (a) The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Galyan’s Trading Company, Inc., an Indiana corporation (the “Company”). The address of the principal executive offices of the Company is One Galyans Parkway, Plainfield, Indiana 46168. The telephone number of the Company at its principal executive offices is (317) 612-2000.

     (b) The title of the class of securities to which this Statement relates is the Common Stock, no par value, of the Company (the “Shares”). As of June 21, 2004, there were 17,435,368 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

     (a) Name and Address

     The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption “Item 1. Subject Company Information” above.

     (b) Tender Offer and Merger

     This Statement relates to the tender offer by Diamondbacks Acquisition Inc., an Indiana corporation (“Purchaser”) and a wholly owned subsidiary of Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Dick’s (“Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on June 29, 2004, to purchase all of the issued and outstanding Shares at a purchase price of $16.75 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer.” The Offer was commenced by the Purchaser on June 29, 2004 and expires at 12:00 Midnight, New York City time, on July 28, 2004, unless extended in accordance with its terms (the “Expiration Date”). As set forth in Schedule TO, the principal executive offices of Dick’s and Purchaser are located at 300 Industry Drive, RIDC Park West, Pittsburgh, Pennsylvania, 15275 and that the telephone number at such principal executive offices is (724) 273-3400.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 21, 2004, by and among Dick’s, Purchaser, and the Company (as such agreement may from time to time be amended or supplemented, the “Merger Agreement”). The Merger Agreement provides, among other things, that as soon as practicable following the completion of the Offer and the satisfaction of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of Indiana law, Purchaser will merge with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Dick’s.

     In the Merger, each outstanding Share immediately prior to the Effective Time (other than Shares owned by (i) Dick’s, Purchaser or the Company, which shall be cancelled, and (ii) shareholders who are entitled to demand and have properly exercised and perfected dissenters’ rights under Section 23-1-44 of the Indiana Business Corporation Law (the “IBCL”)) will, by virtue of the Merger and without any action on the part of the holders of Shares, be converted into the right to receive in cash the Offer Price per Share, less any required withholding taxes and without interest, upon surrender of the certificate(s) formerly representing such Shares. The summary and description of the Merger Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

     Each of FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc. have entered into a Shareholder Tender Agreement, dated as of June 21, 2004 (the “Tender Agreement”), with Dick’s and Purchaser, pursuant to which they have, among other things, agreed to tender in the Offer an aggregate of approximately 55.0% of the currently outstanding Shares (approximately 44.3% on a fully diluted basis), subject to certain terms and conditions. For purposes of the Offer and as used herein, “on a fully diluted basis” means, as of any date, the number of outstanding Shares, together with the Shares that may be issued by the Company pursuant to warrants, options, rights or obligations outstanding at that date, whether or not vested or then exercisable.

     The summary and description of the Tender Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Agreement, which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Except as set forth in this Item 3 or in the Information Statement or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Dick’s, Purchaser or their respective executive officers, directors or affiliates.

     (a) Arrangements with Executive Officers and Directors of the Company

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Dick’s and Purchaser are described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex B to this Statement and incorporated herein by reference.

     Some of the Company’s executive officers, other members of its senior management and its Board of Directors (the “Board”) have financial interests in the Offer that are in addition to their interests as shareholders of the Company. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

     Agreements with Executive Officers

     The Company has entered into various agreements described in the Information Statement with its executive officers. Under the varying terms of the Company’s agreements with Edwin J. Holman, Richard Leto, C. David Zoba, Jeffrey R. Brown, Lindsay J. Rice, Edward J. Brett, Paul C. Wagner, Galen R. Erickson, David M. Pritchett, Edward J. Whitehead and Edward S. Wozniak, respectively, if all of those executive officers are terminated without cause or all of the executives terminate their employment for good reason (as those terms are defined the respective agreements) effective immediately after consummation of the Offer, the maximum lump sum cash severance payment for the executive officers is approximately $8.7 million. Many of the agreements also provide that the executive officers will be eligible to participate in employee benefit plans and to receive various perquisites described in the agreements. The Company’s agreement with Mr. Holman also provides him with a tax gross-up with respect to parachute payments. The agreements with Messrs. Holman, Leto, Zoba, Brown, Rice, Brett, Wagner, Erickson and Pritchett, respectively, also provide for accelerated vesting of options upon a change of control, including the Offer. See also “Item 3. (b) Agreements with Dick’s. Effect of the Merger on Employee Benefit Plans and Stock Plans” below for information on the value of options held by executive officers and directors of the Company and the effect of the Merger on options issued by the Company.

     In addition, the Company previously granted Mr. Holman 150,000 Shares of restricted stock of the Company that will become fully vested upon the consummation of the Offer. Based upon the Offer Price of $16.75 per Share, the value of the Shares of restricted stock is approximately $2.5 million.

     On June 15, 2004, the Company agreed to pay Mr. Zoba a bonus in the amount of $475,000 if he remains employed with the Company through the consummation of the Merger.

     The above summary of severance and other terms and conditions of the Company’s agreements with the executive officers listed above are qualified in their entirety by reference to the agreements filed herewith as Exhibits (e)(4) through (e)(21) and incorporated herein by reference.

     Indemnification and Insurance

     The Merger Agreement provides that Dick’s shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company under existing indemnification agreements and any indemnification provisions under the Company’s articles of incorporation and bylaws, and Dick’s will indemnify the present and former directors and officers of the Company and its subsidiaries with respect to all such obligations. The Merger Agreement also provides that for at least six years after the Effective Time, Dick’s or the Surviving Corporation will either (1) use its commercially reasonable efforts to maintain in effect directors’ and officers’ liability insurance covering the persons who are currently covered by the existing directors’ and officers’ liability insurance of the Company with respect to actions that have taken place prior to or at the Effective Time, on terms no less favorable to the indemnified persons than those in effect under the existing directors’ and officers’ liability insurance of the Company, or (2) obtain, or permit the Company to obtain, a six year “tail” insurance policy that provides coverage no less favorable than the coverage currently provided under the Company’s directors’ and officers’ liability insurance policy on terms no less favorable to the indemnified persons than those in effect under the existing directors’ and officers’ liability insurance of the Company. Furthermore, under the terms of the Merger Agreement, any successor to or assignee of Dick’s, Purchaser or the Company will be bound by these indemnification and insurance obligations.

     Representation on the Board

     The Merger Agreement provides that, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, upon the purchase of and payment for at least a majority of the issued and outstanding Shares in connection with the Offer by Dick’s or any of its subsidiaries and prior to the Effective Time:

•	The size of the Company’s Board (the “New Board”) will be decreased to seven.

•	All current directors of the Company will resign, other than three of the current directors who are not employees of the Company or shareholders, affiliates, associates or employees of Dick’s or Purchaser (the “Independent Directors”).

•	A number of persons equal to the aggregate vacancies so created will be designated by Dick’s and will be elected to fill the vacancies so created.

     After the election of Dick’s designees to the New Board and prior to the Effective Time, the affirmative vote of six or seven of the Company’s directors (or such other number that ensures that at least a majority of the Independent Directors has granted such approval) will be necessary to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company’s rights, remedies or benefits under the Merger Agreement or (iii) take any other action of the Company’s New Board under or in connection with the Merger Agreement in any manner that adversely affects the holders of Shares, as determined by a majority of the Independent Directors. In addition, the Independent Directors have the authority to institute any action, on behalf of the Company, to enforce the Merger Agreement.

     If any Independent Directors cease to be directors for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate any other person(s) who shall not be shareholders, affiliates, associates or employees of Dick’s or any of its subsidiaries to fill such vacancies and such person(s) shall be deemed to be Independent Director(s) for purposes of the Merger Agreement (provided that the remaining Independent Directors shall fill such vacancies as soon as practicable, but in any event within five business days, and provided further that if no Independent Director then remains, the other directors shall designate three persons who shall not be shareholders, affiliates, associates or employees of Dick’s or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of this Agreement). After the election of Dick’s designees to the New Board and prior to the Effective Time, neither Dick’s nor Purchaser will take any action to cause any Independent Director to be removed other than for cause.

     The Company’s Board has determined that Byron Allumbaugh, Michael Goldstein and George Mrkonic, who currently are directors of the Company, will serve as the initial Independent Directors on the New Board.

     (b) Agreements with Dick’s

     Confidentiality Agreement

     On June 27, 2003, Dick’s and the Company entered into a confidentiality agreement in connection with Dick’s evaluation of the Company and the Company’s provision of certain information to Dick’s (the “Original Confidentiality Agreement”). The Original Confidentiality Agreement provided, in part, that (a) a party receiving nonpublic information from the other party may use the information solely for the purpose of evaluating a negotiated transaction with the other party and otherwise shall maintain the confidentiality of the information and (b) for one year after the date of the agreement, neither party may (i) offer employment to any employee of the other party with whom the restricted party had contact during due diligence or about whom the restricted party gained substantive knowledge during due diligence, (ii) propose or publicly announce any business combination or other transaction involving the other party, (iii) seek to amend the agreement or (iv) acquire, or offer, propose or agree to acquire, any securities of the other party, participate in any solicitation of proxies or any election contest, request a list of shareholders of the other company or otherwise seek or offer to control or influence, in any manner, the management, Board or policies of the other company. This summary is qualified in its entirety by reference to the Original Confidentiality Agreement, which is filed herewith as Exhibit (e)(3) and incorporated herein by reference. Certain provisions of the Original Confidentiality Agreement were amended by Section 9.4 of the Merger Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

     Merger Agreement and Tender Agreement

     The summaries of the Merger Agreement and the Tender Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement and the Tender Agreement, which are filed herewith as Exhibits (e)(1) and (e)(2), respectively, and incorporated herein by reference.

     Effect of the Merger on Employee Benefit Plans and Stock Plans

     The Merger Agreement provides that from the Effective Time until the first anniversary of the Effective Time, Dick’s will provide (or cause the Surviving Corporation to provide) employees who were employees of the Company at the Effective Time under employee benefit plans, programs, policies or arrangements that in the aggregate are no less favorable than those benefits provided to the employees immediately prior to the Effective Time. Dick’s has also agreed to cause the Company to honor and perform (and cause the Surviving Corporation to honor and perform) all employment, severance, consulting and similar arrangements of the Company existing on the date of the Merger Agreement. However, the employee benefits section of the Merger Agreement provides that it does not create in any Company employee any rights of employment or continued employment.

     As a result of action taken by the Company’s Board, the 1999 Stock Option Plan (2004 Restatement) (the “1999 Stock Option Plan”) and options issued thereunder or governed by its terms (collectively, the “Company Options”) will remain in effect until the Effective Time. The Merger Agreement provides that each Company Option and warrant unexercised and outstanding at the Effective Time, whether or not then vested or exercisable, will be cancelled as of the Effective Time in exchange for a single lump-sum cash payment to holder of the Company Option or warrant in an amount equal to the excess of (x) the Offer Price multiplied by the number of Shares subject to the Company Option or warrant over (y) the aggregate exercise price for Shares subject to the Company Option or warrant, less any amounts that are required to be deducted and withheld under the United States Internal Revenue Code of 1986, as amended, or any provision of state or local tax law in connection with such payment. The aggregate value of vested Company Options, based on the difference of $16.75 and the exercise price per Share of those Company Options, held by each of the Company’s directors and executive officers, as June 21, 2004, is approximately $1.6 million. The aggregate value of unvested Company Options, based on the difference of $16.75 and the exercise price per Share of those Company Options, held by each of the Company’s directors and executive officers, as June 21, 2004, is approximately $6.9 million.

     The Merger Agreement provides that the purchase date under the Company’s Employee Stock Purchase Plan (the “ESPP”) for the calendar half beginning January 1, 2004 and ending June 30, 2004 shall be the earlier to occur of June 30, 2004 and the business day that immediately precedes the Effective Time (the “New Purchase Date”), and accumulated payroll deductions credited to each participant’s account through the New Purchase Date shall be used to acquire Shares under the ESPP. After the New Purchase Date, no new payroll contributions will be accepted by or made to the ESPP, and the ESPP terminates at the Effective Time.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

     At a meeting held on June 21, 2004, the members of the Board unanimously (with the one management director abstaining):

•	determined that the Merger Agreement, and the Offer, the Merger and the other transactions contemplated thereby, and the Tender Agreement and the transactions contemplated thereby, were advisable and in the best interests of the Company;

•	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Tender Agreement and the transactions contemplated thereby; and

•	recommended that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if necessary under the Indiana Business Corporation Law, approve and adopt the Merger Agreement and the transactions contemplated thereby.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

Background

     Representatives of the Company were first approached by Dick’s regarding a potential sale of the Company in April 2003. On April 23, 2003, representatives of the Company held preliminary discussions with representatives of Dick’s. Representatives of the Company and Dick’s subsequently met on June 4, 2003 to discuss further a potential transaction, and Dick’s expressed an interest in obtaining confidential information about the Company. On or about June 27, 2003, the Company and Dick’s entered into the Original Confidentiality Agreement, as described in Item 3(b) above, and the Company and Dick’s exchanged preliminary information. At a meeting on July 15, 2003, investment banking representatives of Dick’s indicated to Goldman, Sachs & Co. (“Goldman Sachs”), an investment banker for the Company, that Dick’s may be willing to pay $14.00 per Share to acquire the Company. At the Company’s request, investment banking representatives of the Company subsequently responded that the Company was not interested in pursuing a transaction at that price, and the Company promptly terminated discussions.

     Representatives of the Company sent representatives of Dick’s a letter dated November 19, 2003 stating that Dick’s had breached the nonsolicitation provisions of the Original Confidentiality Agreement by hiring and offering to hire certain employees of the Company. Representatives of Dick’s subsequently denied that it had breached the nonsolicitation provisions of the agreement.

     On April 1, 2004, Dick’s investment banking representatives told a representative of Freeman Spogli & Co., an affiliate of FS Equity Partners IV, L.P., which owns 5,694,500 Shares (or 32.7% of the Shares outstanding on June 21, 2004), that Dick’s was again interested in a transaction and was prepared to offer $15.00 per Share. Dick’s investment banking representatives subsequently provided the same information to representatives of Limited Brands, Inc., which, together with its affiliated G Trademark, Inc., owns 3,900,500 Shares (or 22.4% of the Shares outstanding on June 21, 2004). At the request of representatives of the Board, a representative of Goldman Sachs informed an investment banking representative of Dick’s that the Company would consider the proposal if Dick’s provided the proposal in the form of a draft merger agreement and included a list of specific information requests. During the period from April 19, 2004 to April 23, representatives of the Company and Dick’s exchanged drafts of a proposed amendment and restatement of the Original Confidentiality Agreement including, among other changes, an extension of the expiration date of the non-solicitation and standstill provisions and modifications to the non-solicitation provision. On April 26, 2004, the Company received drafts of a merger agreement and a shareholder tender agreement, a revised draft of the Company’s proposed amendment to the Original Confidentiality Agreement and a written request seeking information regarding the Company’s store sales, occupancy costs and financial performance and information with respect to limitations on the right of Dick’s to operate sporting goods retail stores on the Company’s owned and leased properties if Dick’s acquired the Company.

     At a meeting of the Board on April 27, 2004, the Board received and discussed reports from representatives of FS Equity Partners IV, L.P. and Limited Brands, Inc., respectively, about the discussions that had taken place with representatives of Dick’s. The Board received and discussed a presentation by a representative of O’Melveny & Myers LLP (“O’Melveny”), the Company’s outside legal counsel, regarding the fiduciary duties of the Board in connection with the proposed transaction. The Board discussed, among other things, the dealings between the Company and Dick’s in connection with the proposal made by Dick’s in 2003, competitive pressures within the sporting goods retail business, the recent performance of the Company, the outlook for the Company’s business and the premium to the recent market price of the Shares that the Company’s shareholders would realize if the Company were acquired at $15.00 per Share. The Board directed management to prepare projections of the results of operations in fiscal years 2004 and 2005 for use by Goldman Sachs in preparing a preliminary valuation of the Company for presentation to the Board. The Board designated three directors as representatives of the Board to direct management to prepare the projections and to oversee discussions with representatives of Dick’s regarding Dick’s information request and the level of Dick’s real interest in undertaking a transaction with the Company.

     On May 5, 2004, the three delegates of the Board met with representatives of Dick’s to discuss Dick’s information request and to assess the seriousness of Dick’s interest. Dick’s representatives modified their original request for due diligence information, requesting only information regarding occupancy costs for the stores owned and leased by the Company, restrictions on the operation of the stores by Dick’s after an acquisition and significant undisclosed liabilities.

     On May 10, 2004, representatives of the Company and Dick’s and their respective counsel met to clarify the previous information requests, to discuss the drafts of the proposed merger agreement and shareholder tender agreement previously provided by Dick’s and to discuss a new or amended confidentiality agreement between the Company and Dick’s. In the following several days, counsel for the Company and Dick’s exchanged draft agreements and discussed issues relating to the draft agreements.

     At a meeting of the Board on May 14, 2004, the Board reviewed and approved the engagement of Goldman Sachs as the Company’s financial advisor for the proposed transactions. The Board also received and discussed reports on the May 5 and May 10 meetings and the subsequent discussions relating to the proposed merger agreement and shareholder tender agreement. The Board received and discussed a report by O’Melveny representatives regarding the proposed transactions, including the proposed terms of the transactions and certain unresolved issues relating to the proposed merger agreement and shareholder agreement, including representations and warranties proposed to be made by the Company, standards of materiality with respect to such representations and covenants, the obligations by the parties to take steps to effect the proposed transactions, closing conditions and other matters related to the certainty of closing the tender offer and the merger, and the rights of the Board, after the Company entered into a merger agreement, to consider, negotiate, accept, reject or otherwise respond to alternative transactions proposed by parties other than Dick’s (the “fiduciary out”), the fee that might be payable to Dick’s were the merger agreement terminated by the Company or Dick’s by reason of the response of the Board to any such alternative proposal (the “topping fee”) and the reimbursement of expenses to Dick’s in those circumstances.

     At its May 14 meeting, the Board also received and discussed a presentation by representatives of Goldman Sachs on the valuation of the Company and related matters. The financial analyses in the presentation were based primarily on projections by management as of May 5, 2004 with respect to the results of operations of the Company in fiscal years 2004 and 2005 (which projections were extended into fiscal years 2006, 2007 and 2008 based on extrapolations specified by management, as so extended “management’s projections”) and projections by IBES and financial analysts with respect to the results of operations of the Company in fiscal years 2004, 2005 and 2006 (collectively, “IBES projections”). The presentation included analyses substantially similar to those used in the presentation by Goldman Sachs representatives to the Board at its meeting on June 21, 2004, as described in “Opinion of the Company’s Financial Advisor” below (the “June 21 presentation”). The Board asked the Goldman Sachs representatives, among other things, to supplement their analyses for further presentation to the Board at a later meeting. The Board and representatives of Goldman Sachs also discussed the possibility of alternative strategic partners for the Company and concluded that, for a variety of reasons, there likely were few other potential buyers of the Company.

     At its May 14 meeting, the Board directed representatives of Goldman Sachs to discuss with investment banking representatives of Dick’s the price per Share to be paid by Dick’s in the proposed transactions and, in connection with that discussion, to offer to provide the information requested by Dick’s regarding the occupancy cost and restrictions on use of the Company’s stores. The Board also directed the Company’s representatives and its counsel to attempt to resolve open issues in the proposed merger agreement and shareholder tender agreement. The Board observed that the June 2003 confidentiality agreement with Dick’s would expire on June 27, 2004 and discussed the advisability of requiring Dick’s to enter into a new confidentiality agreement that included restrictions on the right of Dick’s to hire employees of the Company and to acquire Shares, solicit proxies or otherwise attempt to influence the management, Board or polices of the Company. The Board asked the Company’s counsel to address this matter with representatives of Dick’s.

     In the period from May 11 to May 25, representatives of the Company and Dick’s and their respective counsel exchanged drafts of the proposed merger agreement and shareholder tender agreement, discussed issues relating to those agreements, including disclosure of information regarding the occupancy cost and restrictions on use of the Company’s stores, and discussed whether the Company and Dick’s should enter into a new or amended confidentiality agreement.

     At a meeting of the Board on May 26, 2004, the Board received and discussed a report from representatives of O’Melveny on the negotiations between representatives of the Company and Dick’s and their respective counsel with respect to the proposed merger agreement and shareholder tender agreement, including, among other things, matters relating to the certainty of closing the tender offer and the merger and matters relating to the fiduciary out, the topping fee and the related reimbursement of expenses. The Board discussed the form and content of information that might be provided to Dick’s with respect to occupancy information, use restrictions and significant undisclosed liabilities.

     At its May 26 meeting, the Board also received and discussed a presentation by representatives of Goldman Sachs on the valuation of the Company and related matters. The presentation was based primarily on management’s projections as of May 5, 2004 and the IBES projections and included analyses substantially similar to those used in the June 21 presentation by Goldman Sachs representatives. The presentation also included analyses of possible synergies that might be realized by Dick’s from the proposed transaction and an analysis of the possible accretion to the earnings per Dick’s common share (the “accretion analysis”) that might result from the proposed transaction in fiscal years 2004, 2005 and 2006, based on, among other things, management’s projections and IBES projections and the possible synergies that might be realized by Dick’s. The Board also discussed with management and the Goldman Sachs representatives the achievability of management’s projections. The Board asked management to consider whether it was prepared to use its projections as the basis for potential public guidance as to the Company’s projections of its future operating results and, if management was not, the Board asked management to prepare projections that would be suitable for that purpose.

     At its May 26 meeting, the Board also discussed with representatives of Goldman Sachs other companies that might have an interest in acquiring the Company and different ways by which the Company might approach those companies if the Board were to conclude that it was desirable to do so. The Board and the representatives of O’Melveny and Goldman Sachs also discussed whether, if Dick’s were to decline to enter into a new confidentiality agreement, it was advisable for the Company to adopt a shareholder rights plan (sometimes referred to as a “poison pill”) to reduce the likelihood that Dick’s or any other person might attempt to acquire the Company without the approval of the Board. The Board discussed Dick’s proposal and directed the Goldman Sachs representatives to inform Dick’s investment banking representatives that the Board did not approve a purchase price of $15.00 per Share.

     On May 27, 2004, representatives of Goldman Sachs advised Dick’s investment banking representatives that the Board did not approve a purchase price of $15.00 per Share.

     On May 28, 2004, representatives of the Company delivered to representatives of Dick’s, under the provisions of the Original Confidentiality Agreement, information regarding the occupancy cost and use of the Company’s stores and undisclosed liabilities.

     On June 3, 2004, investment banking representatives of Dick’s requested additional information regarding the number of outstanding Shares, a schedule summarizing outstanding options to acquire Shares, total and projected cash and debt levels of the Company and information on fees and expenses that may be payable in connection with a transaction. Later that day, the Company delivered certain of the requested information.

     On June 4, 2004, Dick’s investment banking representatives told representatives of Goldman Sachs that Dick’s was willing to raise its purchase price to $16.00 per Share. Later that day, a representative of Dick’s sent a letter to a representative of the Board confirming that, as its final proposal, Dick’s offered to acquire the Company at $16.00 per Share and requested that the Company respond by the close of business on June 9, 2004.

     At a meeting of the Board on June 8, 2004, the Board received and discussed reports of representatives of the Company and of Goldman Sachs regarding their communications with representatives of Dick’s and its financial advisors. It was reported that Dick’s had increased its offer to $16.00 per Share. The Board also received and discussed revised financial projections by management as of June 4, 2004 that reflected management’s views, among other things, on the current and prospective conditions of the retail market for athletic and outdoor equipment, footwear and outdoor and specialty apparel, competitive pressures resulting from new store openings and the risks associated with forming a new senior management team and executing a new business plan. The Board also received and discussed a presentation from Goldman Sachs on the valuation of the Company and related matters. The presentation was based primarily on management’s revised projections and the IBES projections and included analyses substantially similar to those used in the June 21 presentation by Goldman Sachs representatives. The presentation also included an accretion analysis, as described above. The Board also received and discussed a presentation from O’Melveny representatives regarding fiduciary duties of the Board with respect to the proposed transaction and various factors that the Board may consider in evaluating a transaction with Dick’s. The Board discussed, among other things, the terms of the proposed merger agreement and shareholder tender agreement, including matters relating to the certainty of closing the tender offer and merger and matters relating to the fiduciary out, the topping fee and the related reimbursement of expenses. The Board also received and discussed a report of discussions between investment banking representatives of Limited Brands, Inc. and Dick’s and agreed that only representatives of the Company and Goldman Sachs should have further discussions with representatives of Dick’s and its financial advisors regarding the proposed transaction. The Board directed representatives of Goldman Sachs to offer Dick’s investment banking representatives a transaction having a price of $17.00 per Share and other terms and conditions that would be included in revised drafts of the proposed merger agreement and shareholder tender agreement that the Company’s counsel would deliver to Dick’s and its counsel.

     On June 9, the Company’s counsel delivered to representatives of Dick’s and its counsel revised drafts of the proposed merger agreement and shareholder tender agreement, reflecting a purchase price of $17.00 and other modifications to terms and conditions of the proposed agreements, and representatives of Goldman Sachs told Dick’s investment banking representatives that the Board was prepared to approve the transactions contemplated by the proposed agreements at a price of $17.00 per Share.

     On June 11, 2004, representatives of the Company delivered to representatives of Dick’s additional information regarding the occupancy and use of the Company’s stores.

     From June 11 to June 15, 2004, representatives of the Company and Dick’s and their respective counsel discussed open issues relating to the proposed merger agreement and shareholder tender agreement and other matters related to the occupancy cost and restrictions on use of the Company’s stores.

     On June 14, 2003, representatives of the Company were contacted by representatives of Dick’s, who reported that Dick’s, as its final proposal, was willing to increase its price from $16.00 per Share to $16.50 per Share if the Company and the appropriate shareholders entered into the merger agreement or the shareholder tender agreement, as the case may be, by the close of business on June 16, 2004. On the same day, investment banking representatives of the Company were contacted by investment banking representatives of Dick’s, who also reported Dick’s willingness to increase the purchase price to $16.50 and also explained the basic elements of Dick’s revised proposal. On the morning of June 15, 2004, the Company received revised drafts of the merger agreement and shareholder tender agreement.

     At an afternoon meeting on June 15, 2004, the Board received and discussed reports of meetings and discussions between representatives of the Company and Dick’s and their respective financial advisors. It was reported that Dick’s had increased the purchase price from $16.00 per Share to $16.50 per Share. The Board received and discussed a report by O’Melveny representatives regarding certain unresolved issues relating to the proposed merger agreement and shareholder tender agreement, including, among other things, matters relating to the certainty of closing the tender offer and merger and matters relating to the fiduciary out, the topping fee and related reimbursement of expenses. The Board also determined to pay a bonus to Mr. Zoba, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Executive Officers and Directors of the Company” above, if he were to remain employed by the Company until the closing of a merger with Dick’s. The Board authorized three of its members to oversee the negotiation of the unresolved issues relating to the proposed transactions.

     On June 16, 2004, counsel for the Company delivered to representatives of Dick’s and its counsel revised drafts of the merger agreement and shareholder tender agreement.

     From June 17 to June 21, 2004, representatives of the Company and Dick’s and their respective counsel discussed unresolved issues relating to the proposed transactions, including, among other things, the purchase price per Share, matters relating to the certainty of closing the tender offer and merger, matters relating to the fiduciary out, topping fee and related reimbursement of expenses and matters relating to the disclosure of information by the Company to Dick’s, including, among other things, information relating to the representations that Dick’s requested the Company make in the proposed merger agreement. Among other things, the representatives of the Company and Dick’s agreed to recommend to their respective boards of directors a transaction having a purchase price of $16.75 per Share and the other terms and conditions of the proposed merger agreement and shareholder tender agreement negotiated by them and their counsel.

     At a meeting in the afternoon of June 21, 2004, the Board received and discussed a report on the proposed transactions. The Board received and discussed a presentation by representatives of O’Melveny on the terms and conditions of the proposed merger agreement and shareholder tender agreement, the fiduciary duties of the Board with respect to the proposed transactions and factors that the Board had considered in evaluating the proposed transactions. The Board received and discussed a report regarding the executive retention and severance payments that may be payable as a result of the proposed transactions.

     At its June 21 meeting, the Board also received and discussed the June 21 presentation by representatives of Goldman Sachs. The Board confirmed that the financial analyses in the presentation should be based upon, among other things, management’s projections as of June 4, 2004. The June 21 presentation is described under “Opinion of the Company’s Financial Advisor” below. The Goldman Sachs representatives also orally delivered to the Board an opinion of Goldman Sachs, subsequently confirmed in writing, that, as of June 21, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $16.75 per Share in cash to be received by the holders (other than Dick’s or any of its direct or indirect subsidiaries) of the Shares in the Offer and the Merger is fair from a financial point of view to such holders. The summary is qualified in its entirety by reference to the opinion, which is attached hereto as Annex A and is incorporated herein by reference.

     At its June 21 meeting, the Board also discussed the proposed transactions and, after taking into account, among other things, the factors discussed in “Reasons for the Board’s Recommendation” below, resolved that the Merger Agreement, and the Offer, the Merger and the other transactions contemplated thereby, and the Tender Agreement and the transactions contemplated thereby, are advisable and in the best interests of the Company. The Board also made the recommendations to shareholders stated in “Recommendation of the Board” above.

     After 4 p.m., EDT, on June 21, 2004, the Company, Dick’s and Purchaser entered into the Merger Agreement and Dick’s, Purchaser, FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc. entered into the Tender Agreement.

Reasons for the Board’s Recommendation

     In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Tender Agreement and the transactions contemplated thereby, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

     (1) the current and prospective conditions of the industry, the economy and the capital markets, including certain challenges facing the Company with respect to competition in the retail market for athletic and outdoor equipment, footwear and outdoor and specialty apparel;

     (2) the historical, current and prospective financial condition, results of operations, business and business strategy of the Company;

     (3) the historical and current market prices and trading volumes of the Shares, and the premiums that $16.75 per Share represents with respect to the average market prices of the Shares since the initial public offering of the Shares (32.1%), during the last two years (41.5%), the last year (52.7%), the last six months (69.4%) and the last month (61.4%), and the closing price on June 18, 2004 (53.1%), respectively;

     (4) presentations by, and discussions with, senior management of the Company and representatives of Goldman Sachs, the Company’s financial advisors, and O’Melveny, the Company’s legal counsel, regarding the transactions contemplated by the Merger Agreement and the Tender Agreement;

     (5) presentations by, and discussions with, representatives of Goldman Sachs as to the valuation of the Company and related matters, as described in “Background” above;

     6) considerations of strategic alternatives, including a similar transaction with another party, including factors such as (a) the relative likelihood that other potential acquirors would submit competitive proposals, given the limited number of potential acquirors in the industry with the financial resources required to consummate an acquisition of the Company, based on the opinion of the Board in consultation with Goldman Sachs; (b) the potential harm to the Company’s business of conducting a public auction; (c) the potential harm to the Company’s business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction; (d) the risk of loss of opportunity to enter into a transaction with the proposed purchaser; (e) the lack of assurance that that there would be another opportunity for the Company’s shareholders to receive as significant of a premium as that contemplated by the proposed transaction; and (f) the inability of the Company’s shareholders to participate in the growth of the Company’s business after the consummation of the proposed transactions;

     (7) the negotiations between the Company and Dick’s with respect to the Merger Agreement and the Tender Agreements, including increases in the cash consideration to be received by the Company’s shareholders from $15 per Share to $16.75 per Share;

     (8) the opinion of Goldman Sachs delivered to the Board that, as of June 21, 2004 and based upon and subject to the factors and assumptions set forth in the opinion, the $16.75 per Share in cash to be received by the holders of the Shares (other than Dick’s or any of its direct and indirect subsidiaries) of the Shares in the Offer and the Merger is fair from a financial point of view to such holders, which opinion is attached hereto as Annex A and incorporated herein by reference; the presentation by, and discussions with, representatives of Goldman Sachs as to matters relevant to such opinion, as described in “Background” above; the Board being aware that, upon the consummation of the Offer, Goldman Sachs will become entitled to fees in a range of $3.5 million to $4.0 million in consideration of delivering such opinion and providing other financial advice to the Board;

     (9) that the Offer and Merger provide certainty as to the value of the consideration to be received in the proposed transactions and reasonable certainty as to the timing of the receipt of that consideration;

     (10) that the consideration received by the Company’s shareholders in the proposed transactions would be taxable to them;

     (11) that the Merger Agreement provides for the acceleration of vesting, at the closing of the Merger, of all outstanding options for Shares granted under the Company’s 1999 Stock Option Plan (as amended, the “1999 Plan”) or any other stock option plan or agreement (collectively, the “Stock Options”), with respect to each of which vested options Dick’s shall pay in cash an amount equal to the positive difference, if any, between $16.75 per option and the exercise price of such option, or approximately $12.4 million in the aggregate;

     (12) that the consummation of the Offer or Merger or both will trigger certain rights under employment agreements with current senior executives that provide for the vesting of restricted stock, Stock Options (including 950,333 Stock Options of the 2,028,967 “in-the-money” Stock Options referred to in factor 11 above and 150,000 Shares of restricted stock with a value of approximately $2.5 million) and certain other benefits and that, if the employment of such senior executives was terminated thereafter by the Company without cause or by the senior executives for “good reason,” in each case as defined in such employment agreements, the senior executives would become entitled to the payment of severance, tax gross-up (with respect to “golden parachute” payments for one executive officer) and other amounts in the aggregate estimated amount of $9.9 million;

     (13) that the Merger Agreement requires the Company to suspend all future offering periods under the Company’s Employee Stock Purchase Plan (the “ESPP”), and to terminate, as of the closing of the Merger, the ESPP, 1999 Plan (the “1999 Plan”) and any other stock option plan or agreement and all outstanding Stock Options, whether or not such Stock Options shall be eligible for the cash payment referred to in factor 11 above;

     (14) that the Merger Agreement requires Dick’s, for one year after the closing of the Merger, to continue the current employee benefit plans of the Company (except as contemplated by factor 13 above) or provide employees benefits no less favorable than such plans and to maintain the current severance plans, policies and agreements of the Company;

     (15) that the Merger Agreement requires Dick’s, for six years after closing of the Merger, to maintain the current indemnification agreements and provisions in the Company’s charter documents and to use commercially reasonable efforts to maintain director and officer insurance covering those persons who are currently covered by such insurance on terms no less favorable to such persons than afforded by the current policies;

     (16) that the terms of the Offer and Merger provide reasonable certainty that Dick’s will be required to purchase Shares tendered in the Offer and to close the Merger, and that Dick’s obligations to purchase Shares in the Offer and to close the Merger are not subject to its ability to secure financing commitments;

     (17) that, notwithstanding the generality of factor 16 above, Dick’s is not obligated to purchase Shares in the Offer unless, among other conditions, a majority of the issued and outstanding Shares on a fully-diluted basis are tendered in the Offer; that Dick’s is not obligated to close the Merger unless, among other conditions, holders of a majority of the issued and outstanding Shares vote to approve the Merger Agreement; that each of FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc. propose to enter into a Tender Agreement to tender in the Offer an aggregate of approximately 55.0% of the 17,435,368 Shares outstanding as of June 18, 2004 (approximately 44.3% of the 21,639,035 Shares issued or issuable on a fully diluted basis); that, unless the Tender Agreements is terminated before Dick’s acquires such Shares pursuant to the Offer, there is a reasonable assurance that the conditions to the obligation of Dick’s to close the Offer and Merger referenced in this factor will be satisfied; and that the Tender Agreement may be terminated only upon the termination of the Merger Agreement;

     (18) that the Merger Agreement permits the Company to furnish information to any person that delivers a Takeover Proposal (as defined in the Merger Agreement) that constitutes a Favorable Third Party Proposal (as defined in the Merger Agreement) and may participate in negotiations and other substantive discussions with any such person if the Board determines in good faith by a majority vote, based on the advice of its outside legal counsel, there is a reasonable basis to conclude that such action is required for it to comply with its fiduciary duties;

     (19) that the Merger Agreement permits the Board to (a) withdraw or modify its approval or recommendation of the Offer or Merger, (b) approve or recommend a Favorable Third Party Proposal and/or (c) terminate the Merger Agreement after providing Dick’s three business days’ notice of the material terms and conditions of the Favorable Third Party Proposal, if with respect to any of these matters the Board determines in good faith by a majority vote, based on the advice of its outside legal counsel, that there is a reasonable basis for its determination that such withdrawal, modification, approval or recommendation or termination is required with respect to a Favorable Third Party Proposal for it to comply with its fiduciary duties;

     (20) that the Merger Agreement permits Dick’s to terminate the Offer or the Merger Agreement in certain circumstances, including the withdrawal or modification by the Board of its approval or recommendation of the Offer or Merger;

     (21) that the Company is required to pay Dick’s $13,000,000 as a “topping fee” if, after a Takeover Proposal is made known to the shareholders of the Company or is publicly announced, (a) the Board terminates the Merger Agreement in the manner and for the reason described in factor 19 above or (b) Dick’s terminates the Merger Agreement in the manner and for the reason described in factor 20 above; and that, if the Merger Agreement is so terminated, the Company is required to reimburse Dick’s for out-of-pocket expenses, without limitation; and that such provisions may deter the submission of a Takeover Proposal by any person other than Dick’s because the provisions in effect increase the cost to such person of acquiring the Company by an amount equal to the topping fee plus the reimbursed expenses;

     (22) the ability, if the Shares are delisted prior to the record date for the Merger, of the Company’s shareholders who object to the Merger to obtain “fair value” for their Shares if they exercise and perfect their dissenter’s rights under Indiana law; and

     (23) the other terms and conditions of the Merger Agreement, including the Offer and the Merger, and the Tender Agreement.

     The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the transactions, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company’s management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

     The Board recognized that, while the transactions give the Company’s shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the transactions, adopting the Merger Agreement would eliminate the opportunity for the Company’s shareholders to participate in the future growth and profits of the Company. The Board also realized that the topping fee and expense reimbursement required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee and expense reimbursement were reflected in the $16.75 per Share price offered by Dick’s in the Offer, and that topping fee and expense reimbursement provisions are customary in transactions of this type.

Opinion of the Company’s Financial Advisor

     Goldman Sachs rendered its opinion to the Board that, as of June 21, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $16.75 per Share in cash to be received by the holders (other than Dick’s or any of its direct or indirect subsidiaries) of the Shares in the Offer and the Merger is fair from a financial point of view to such holders.

     The full text of the written opinion of Goldman Sachs, dated June 21, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. You should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the transactions. The Goldman Sachs opinion is not a recommendation as to how any holder of Shares should tender such Shares in connection with the Offer or how any holder of such Shares should vote with respect to the Merger.

     In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended January 31, 2004;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal financial analyses and forecasts for the Company prepared by its management.

     Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the U.S. sporting goods retail industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs’ opinion did not address the underlying business decision of the Company to engage in the Offer or the Merger. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Goldman Sachs’ advisory services and the opinion described above are provided for the information and assistance of the Board of Directors in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

     The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 21, 2004 and is not necessarily indicative of current market conditions.

     Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the sporting goods retail industry:

•	Dick’s Sporting Goods

•	Big 5 Sporting Goods

•	Hibbett Sporting Goods

•	The Sports Authority

     The multiples and ratios were based on information from SEC filings, Wall Street research estimates as of June 18, 2004 or management forecasts as of June 4, 2004. The multiples and ratios were calculated using closing prices on June 18, 2004. With respect to the above companies, Goldman Sachs calculated:

•	implied enterprise value as a multiple of sales, EBITDA and EBIT for the most recent 12 months; and

•	EBITDA and EBIT margins for the most recent 12 months.

     The results of these analyses are summarized as follows:

	Enterprise Value Multiples			LTM Margins
	LTM Sales	LTM EBITDA	LTM EBIT	EBITDA	EBIT
Illustrative Range	0.3x – 1.7x	6.8x – 14.8x	10.4x – 31.7x	4.8% - 13.0%	1.1% - 10.8%
Company	0.3x	7.2x	31.7x	4.8%	1.1%
Mean	0.8x	10.0x	16.5x	8.1%	5.9%
Median	0.7x	8.9x	14.4x	7.0%	5.3%

     Goldman Sachs also presented the Board an analysis of the historical market prices at which the Shares had traded during various periods since the initial public offering of the Shares in 2001, as well as annual comparable store sales growth rates, gross margins, EBITDA margins, EBIT margins and return on invested capital of the Company and comparable companies in fiscal years 2002 and 2003, and with respect to comparable store sales growth rates, EBITDA margins and EBIT margins for the first quarter of fiscal 2004 and fiscal 2004 estimates based on projections from the management of the Company as of June 4, 2004 and IBES projections as of June 18, 2004.

     Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected acquisitions since 1996 for companies in the retail or sporting goods industry:

Date Announced	Acquiror	Target
Mar-2004	Circuit City Stores Inc.	InterTAN Inc.
Feb-2004	Gilbert Global Equity Partners, L.P.	True Temper Corporation
Oct-2003	Apollo Management, L.P.	GNC Corp.
Aug-2003	Jones Apparel Group, Inc.	Kasper ASL Ltd
Jul-2003	The Bon-Ton Stores, Inc.	Elder-Beerman Stores Corp.
May-2003	Fenway Partners, Inc.	Riddell Sports Group, Inc.
Feb-2003	Gart Sports Company	The Sports Authority, Inc.
Feb-2003	Investcorp	PlayPower, Inc.
Dec-2002	K2, Inc.	Rawlings Sporting Goods Company, Inc.
Dec-2002	Bear Stearns Merchant Banking	Vitamin Shoppe Industries
Oct-2002	Amer Group plc	Precor Inc.
Jul-2002	Berkshire Partners LLC	The William Carter Company
May-2002	Sears, Roebuck and Co.	Lands' End, Inc.

Date Announced	Acquiror	Target
Nov-2001	Retail Brand Alliance, Inc.	Brooks Brother (Marks & Spencer)
Aug-2001	Best Buy Co., Inc.	Future Shop
Aug-2001	The Lincoln Company LLC	Hartmarx Corporation
Jul-2001	Charming Shoppes, Inc.	Lane Bryant (The Limited)
Jun-2001	Tweeter Home Entertainment Group	Sound Advice, Inc.
May-2001	Liz Claiborne Inc.	Mexx Apparel
Feb-2001	Luxottica Grouop S.p.A	Sunglass Hut International, Inc.
Feb-2001	Gart Sports Company	Oshman’s Sporting Goods, Inc.
Dec-2000	Best Buy Co., Inc.	Musicland Stores Corporation
Sep-2000	Zale Corporation	Piercing Pagoda, Inc.
Jul-2000	The May Department Stores Company	David’s Bridal, Inc.
Apr-2000	Chartwell Investments II LLC	PlayCore, Inc.
Nov-1999	Claire’s Stores, Inc.	Afterthoughts division of Venator Group, Inc.
Nov-1999	The Warmaco Group, Inc.	Authentic Fitness Corporation
Mar-1999	Pinault-Printemps-Redoute S.A.	Brylane Inc. [50.1%]
Mar-1999	Jones Apparel Group, Inc.	Nine West Inc.
Mar-1999	Polo Ralph Lauren Corporation	Club Monaco Inc.
Jun-1998	Cornerstone Equity Investors, LLC	True Temper Sports, Inc.
Jun-1998	Schwinn Company	GT Bicycles
Sep-1997	Texas Pacific Group	J. Crew Group, Inc. [85.2%]
Jul-1997	Callaway Golf Company	Odyssey Sports, Inc.
Jun-1997	Brunswick Corporation	Life Fitness
Aug-1996	Kohlberg Kravis Roberts & Co., L.P.	Spalding & Evenflo Companies, Inc.
Jan-1996	Brunswick Corporation	Nelson/Weather Rite Camping Division
Oct-2003	Leonard Green & Partners, L.P.	FTD, Inc.
Aug-2001	Advance Holding Corporation	Discount Auto Parts, Inc.
Mar-2001	United Parcel Service, Inc.	Mail Boxes Etc. (US Office Products)
Nov-1998	Lowe’s Companies, Inc.	Eagle Hardware & Garden, Inc.
May-1998	AutoZone, Inc.	Chief Auto Parts (TCW)
Nov-1997	Neiman Marcus Group Inc.	Chef’s Catalog
Nov-1997	Yves Rocher Group (Elf Sanofi)	Stanhome Worldwide Direct Selling Group

     For each of the selected transactions and for the transaction contemplated by the Merger Agreement, Goldman Sachs calculated and compared the multiples of implied enterprise value to sales, EBITDA and EBIT. The following table summarizes this analysis:

	Enterprise Value Multiple of LTM
	Sales		EBITDA		EBIT
Company	0.5	x	10.2	x	45.1	x
Precedent Transactions:
High	2.9		16.1		20.4
Median	0.8		8.0		12.5
Mean	1.0		8.6		12.8
Low	0.2		3.2		4.3

     Transaction Premium Analysis. Goldman Sachs analyzed the financial consideration to be received by the holders of Shares pursuant to the Merger Agreement in relation to the historical market price of the Shares. This analysis indicated that the price per Share to be paid to the Company’s stockholders pursuant to the Merger Agreement represented:

•	a premium of 53.1% relative to the closing price on June 18, 2004;

•	a premium of 32.1% relative to the average market price since the Company’s initial public offering in June 2001 through June 18, 2004;

•	a premium of 41.5% relative to the two-year average market price through June 18, 2004;

•	a premium of 52.7% relative to the one-year average market price through June 18, 2004;

•	a premium of 69.4% relative to the six-month average market price through June 18, 2004; and

•	a premium of 61.4% relative to the one-month average market price through June 18, 2004.

     In addition, Goldman Sachs analyzed acquisition premiums realized by other companies in cash acquisitions having a similar deal size.

     Goldman Sachs also reviewed (1) the enterprise value of the Company as a multiple of sales, EBITDA and EBIT implied by the price of $16.75 per Share and (2) the equity consideration (on a diluted basis) as a multiple of net income, in each case for fiscal year 2003, the most recent 12 months, estimated fiscal year 2004 and estimated fiscal year 2005, based on actual results and projections from the management of the Company as of June 4, 2004 and IBES projections as of June 18, 2004. The illustrative values resulting from each of these analyses is set forth below:

	Based on Actual Results and Management Projections (June 4, 2004)
							Equity
	Enterprise Value/		Enterprise Value/		Enterprise Value/		Consideration/ Net
	Sales		EBITDA		EBIT		Income
FY 2003A	0.5	x	10.5	x	35.6	x	81.9	x
LTM	0.5		10.2		45.1		107.9
FY 2004E	0.4		6.0		12.8		21.4
FY 2005E	0.4		5.3		10.9		17.7

	Based on Actual Results and IBES Projections (June 18, 2004)
							Equity
	Enterprise Value/		Enterprise Value/		Enterprise Value/		Consideration/ Net
	Sales		EBITDA		EBIT		Income
FY 2003A	0.5	x	10.5	x	35.6	x	81.9	x
LTM	0.5		10.2		45.1		107.9
FY 2004E	0.4		7.6		20.3		41.0
FY 2005E	0.4		6.7		14.1		25.9

     Goldman Sachs compared these values to Dick’s (1) enterprise value as a multiple of sales, EBITDA and EBIT and (2) Dick’s equity value (on a diluted basis) as a multiple of net income, in each case for fiscal year 2003, the most recent 12 months, estimated fiscal year 2004 and estimated fiscal year 2005, based on actual results and IBES projections as of June 18, 2004. The illustrative values for Dick’s resulting from each of these analyses is set forth below:

	Based on Actual Results and IBES Projections (June 18, 2004)
							Equity
	Enterprise Value/		Enterprise Value/		Enterprise Value/		Consideration/ Net
	Sales		EBITDA		EBIT		Income
FY 2003A	1.1	x	15.8	x	19.0	x	32.3	x
LTM	1.1		14.8		17.7		29.8
FY 2004E	1.0		12.3		14.4		23.4
FY 2005E	0.8		10.5		11.8		19.7

     Discounted Cash Flow Analysis. Goldman Sachs calculated illustrative present values of the Company business using projected standalone, after-tax, unlevered, free cash flows of the Company, prepared by the Company’s management. This analysis was based on projections as of June 4, 2004 for fiscal years 2004 through 2008 prepared by the Company’s management. Goldman Sachs calculated a range of terminal values of the Company based on terminal value multiples of estimated 2008 EBITDA ranging from 6.0x to 8.0x, and discounted both the projected cash flows and terminal values to present value by utilizing discount rates ranging from 10% to 14%. This analysis resulted in illustrative values of the Company on an enterprise value basis and an equity value per Share basis; the illustrative values resulting from this analysis are set forth below:

	Enterprise Value
	($ in millions)
Discount Rate	6.0x	6.5x	7.0x	7.5x	8.0x
14%	$347.3	$371.2	$395.1	$419.1	$443.0
13%	$360.2	$385.2	$410.1	$435.0	$459.9
12%	$373.9	$399.8	$425.8	$451.7	$477.7
11%	$388.2	$415.2	$442.3	$469.3	$496.4
10%	$403.2	$431.4	$459.6	$487.8	$515.9

	Equity Value Per Share
Discount Rate	6.0x	6.5x	7.0x	7.5x	8.0x
14%	$16.70	$18.07	$19.45	$20.83	$22.21
13%	$17.44	$18.88	$20.31	$21.75	$23.18
12%	$18.23	$19.72	$21.22	$22.71	$24.20
11%	$19.05	$20.61	$22.16	$23.72	$25.28
10%	$19.91	$21.54	$23.16	$24.78	$26.34

     In addition to the analysis above, Goldman Sachs analyzed various sensitivities based on certain upward and downward adjustments to management’s projections, as of June 4, 2004, with respect to annual comparable store sales growth and EBIT margin, assuming a terminal value multiple of 7x and utilizing discount rates of 10% and 14%. The following table sets forth the illustrative values per Share resulting from certain downward adjustments assuming a terminal value multiple of 7x and discount rates of 10% and 14%:

		DCF Result at 10%
	DCF Result at 14%	Discount Rate
	Discount Rate (Low)	(High)
2005 Forward Comparable Store Sales of (1.0)% and 2.0-2.5% EBIT Margin 2004 Forward	$10.55	$15.00
2005 Forward Comparable Store Sales of 0.0% and 2.5-3.0% EBIT Margin 2004 Forward	$12.79	$17.65
2005 Forward Comparable Store Sales of 1.0% and 3.0-3.5% EBIT Margin 2004 Forward	$15.15	$20.44
2005 Forward Comparable Store Sales of 1.5% and 3.5-4.0% EBIT Margin 2004 Forward	$17.37	$23.04

     Goldman Sachs had previously discussed with the Board an illustrative weighted average cost of capital analysis, which provided various discount rates with respect to the Company’s cash flows to assist the Board in analyzing present values.

     Future Stock Price Analysis. Goldman Sachs analyzed the present value of the Company’s hypothetical standalone future stock prices based upon projections of earnings per Share as of June 4, 2004 provided by the Company’s management and IBES projections of earnings per Share as of June 18, 2004. Goldman Sachs determined a range of implied Share values for the Company common stock based on this analysis using different discount rates of 10%, 12% and 14% and price/earning ratios of 14.1x (representing the Company’s current year price/earning ratio median since June 2001), 16.1x (representing peer companies’ current year price/earning ratio median since June 2001), 17.3x (representing the Company’s current year one-year price/earning ratio median) and 19.3x (representing peer companies’ current year one-year price/earning ratio median). The results of these analyses are summarized as follows:

Present Value of Future Stock Prices
	Based on Management	Based on IBES Projections
Years	Projections (June 4, 2004)	(June 18, 2004)
2004	$11.07 - $15.15	$5.98 - $8.18
2005	$11.47 - $16.27	$8.33 - $11.81
2006	$14.09 - $20.70	$7.80 - $11.45

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

     Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board of Directors as to the fairness from a financial point of view of the transactions. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are different from those forecast.

     As described above, Goldman Sachs’ opinion to the Board of Directors was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A.

     Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs expects to receive fees for its services in connection with the Offer and the Merger, all of which are contingent upon consummation of the Offer and the Merger, and the Company has agreed to reimburse Goldman Sachs’ expenses and indemnify it against certain liabilities arising out of its engagement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as lead manager of the initial public offering of the Company’s common stock in June 2001.

     Goldman Sachs also has provided certain investment banking services to Dick’s from time to time, including having acted as co-lead manager of a public offering of Dick’s common stock in October 2002. Goldman Sachs also may provide investment banking services to the Company and Dick’s in the future. In connection with the above-described investment banking services, Goldman Sachs has received, and may receive, compensation.

     Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company, Dick’s and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Dick’s for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

     The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions. Pursuant to a letter agreement dated May 7, 2004, the Company engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction. Pursuant to the terms of this letter agreement, a transaction fee equal to the greater of (1) $2.5 million or (2) 1% of the aggregate consideration paid in such transaction (including amounts paid to all holders of Shares or options or warrants to acquire Shares and the principal amount of the Company’s indebtedness for borrowed money, less up to $25 million in cash, as set forth in the most recent consolidated balance sheet prior to consummation of the transaction) will become payable by the Company to Goldman Sachs upon completion of the transactions. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

          To the best of the Company’s knowledge, each executive officer, director, affiliate or subsidiary of the Company who owns Shares intends to tender all issued and outstanding Shares held of record or issued and outstanding Shares beneficially owned by such person to Purchaser in the Offer, except for C. David Zoba, who does not intend to tender his Shares, and any persons who would by tendering incur liability under Section 16(b) of the Exchange Act.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     The Board of Directors has retained Goldman Sachs as its financial advisor to act as its exclusive financial advisor in connection with the transactions contemplated by the Merger Agreement and the Tender Agreement. Pursuant to the terms of Goldman Sachs’ engagement letter agreement dated May 7, 2004, the Company engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction. Pursuant to the terms of the agreement, a transaction fee equal to the greater of (1) $2.5 million or (2) 1% of the aggregate consideration paid in such transaction (including amounts paid to all holders of Shares or options or warrants to acquire Shares and the principal amount of the Company’s indebtedness for borrowed money, less up to $25 million in cash, as set forth in the most recent consolidated balance sheet prior to consummation of the transaction) will become payable by the Company to Goldman Sachs upon completion of the transactions. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the transactions.

Item 6. Interest in Securities of the Subject Company.

     Other than the grants set forth below of non-qualified stock options to acquire Shares, which were made under the Company’s 1999 Stock Option Plan, no transactions in Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company. None of the options below are currently vested, and none have been exercised or cancelled.

Name	Date of Grant	Number of Options Granted	Option Price
Byron E. Allumbaugh	5/21/2004	5,000	$8.96
Frank J. Belatti	5/21/2004	5,000	$8.96
Michael Goldstein	5/21/2004	5,000	$8.96
Richard B. Leto	6/14/2004	250,000	$9.17
Norman S. Matthews	5/21/2004	15,000	$8.96
George R. Mrkonic, Jr.	5/21/2004	5,000	$8.96

Item 7. Purposes of the Transaction and Plans or Proposals.

     Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement

     The Information Statement attached as Annex B hereto is being furnished in connection with the designation by Dick’s, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company’s shareholders. See “Representatives on the Board of Directors” under “Item 3. Past Contacts, Transactions, Negotiations and Agreements. (a) Arrangements with Executive Officers and Directors of the Company” above.

Control Share Acquisition Statute

     Section 23-1-42 of the IBCL, with some exceptions, provides that a person proposing to acquire or acquiring voting shares of an “issuing public corporation” (defined to include corporations having at least 100 shareholders, principal place of business within Indiana and Indiana residents comprising more than 10% of its shareholders or holding 10% or more of its shares) may lose the power to vote unless either the corporation’s articles of incorporation or bylaws in existence before such acquisitions provide that this statute does not apply to such acquisitions or, if properly and timely requested by the acquiring person, the shareholders agree to grant voting rights to the acquired shares. On June 21, 2004, the Company’s Board approved the Offer and Merger and approved an amendment to the Company’s bylaws providing that this statute does not apply to any acquisitions made on or after June 21, 2004. Accordingly this statute is inapplicable to the Offer and Merger.

Business Combination Statute

     Section 23-1-43 of the IBCL provides that a corporation may not engage in any “business combination” (defined to include mergers and other transactions) with any “interested shareholder” (defined to include any person owning 10% or more of the voting power of the outstanding shares of the corporation) for a period of five years following the interested shareholder’s share acquisition date, unless the business combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the interested shareholder’s share acquisition date. On June 21, 2004, the Company’s Board approved the Offer and the Merger. Accordingly, this statute is inapplicable to the Offer and Merger.

Anti-Takeover Laws

     Indiana law provides that a person shall not make a takeover offer (defined to include a tender offer for more than ten percent of any class of outstanding equity securities of an Indiana corporation with its principal place of business in Indiana and with substantial assets in Indiana) unless the following conditions are satisfied: (i) a statement which consists of each document required to be filed with the Securities and Exchange Commission is filed with the Indiana Securities Commissioner and delivered to the president of the target company before making the takeover offer; (ii) a consent to service of process and the requisite filing fee accompanies the statement filed with the Indiana Securities Commissioner; (iii) the takeover offer is made to all offerees holding the same class of equity securities on substantially equivalent terms; (iv) a hearing is held within 20 business days after the statement described in clause (i) above is filed; and (v) the Indiana Securities Commissioner does not find that the takeover statement described in clause (i) above fails to provide full and fair disclosure related to the offer. The purchase of Shares in the Offer is subject to the foregoing requirements.

Dissenter’s Rights

     Section 23-1-44 of the IBCL provides that, so long as the Company’s Shares are registered on a United States securities exchange registered under the Exchange Act or traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-The-Counter Markets—National Market Issues or a similar market, shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the common shares are not so registered or traded on the record date for any shareholder’s meeting called to vote on the Merger (if any such vote is required), holders of Shares at the Effective Time of the Merger will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions as described below. To obtain fair value, a dissenting shareholder must notify the Company in writing of his or her intent to dissent, not vote in favor of the merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the merger, excluding any appreciation or depreciation in anticipation of the merger unless that exclusion would be inequitable. Fair value could be more or less than the price per Share to be paid in the Merger.

Merger Provisions

     Under Section 23-1-40-4 of the Indiana Business Corporation Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger, and is required to do so under the Merger Agreement, after consummation of the Offer without a vote of the Company’s shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a vote at a meeting of the Company’s shareholders is required under Indiana law, and a significantly longer period of time will be required to effect the Merger.

Regulatory Approvals

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the transactions, the purchase of Shares in the Offer or the Merger may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. The summary and description of this regulatory approval process contained in Section 15 of the Offer to Purchase is incorporated herein by reference.

Item 9. Exhibits.

     The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Dick’s on June 29, 2004).

(a)(2)	Opinion of Goldman, Sachs & Co., dated June 21, 2004 (included as Annex A to this Statement).

(a)(3)	Press release issued by the Company on June 21, 2004, Q&A to Company employees and certain other materials issued by the Company on June 21, 2004 (incorporated by reference to the Schedule 14D-9C filed by the Company on June 22, 2004).

(a)(4)	Employee email issued by the Company on June 22, 2004 (incorporated by reference to the Schedule 14D-9C filed by the Company on June 23, 2004).

(a)(5)	Employee email issued by the Company on June 23, 2004 (incorporated by reference to the Schedule 14D-9C filed by the Company on June 24, 2004).

(a)(6)	Letter to shareholders from Edwin J. Holman, dated June 29, 2004.

(e)(1)	Agreement and Plan of Merger, dated as of June 21, 2004, among Dick’s, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company on June 22, 2004).

(e)(2)	Shareholder Tender Agreement, dated as of June 21, 2004, by and among Dick’s, Purchaser, FS Equity Partners IV, L.P., Limited Brands, Inc., and G Trademark, Inc. (incorporated by reference to the Current Report on Form 8-K filed by the Company on June 22, 2004).

(e)(3)	Confidentiality Agreement, dated as of June 27, 2003, by and between Dick’s and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by Dick’s on June 29, 2004).

(e)(4)	Amended Employment Agreement, dated August 29, 2003, between the Company and Edwin J. Holman (incorporated by reference to Exhibit 10-18 to the Form 10-Q filed by the Company on September 15, 2003).

(e)(5)	Stock Option Agreement, dated as of September 3, 2003, by and between the Company and Edwin J. Holman (incorporated by reference to Exhibit 10.16 to the Form 10-Q filed by the Company on August 2, 2003).

(e)(6)	2004 Stock Option Agreement, dated as of March 1, 2004, by and between the Company and Edwin J. Holman (incorporated by reference to Exhibit 10.26 to the Form 10-Q filed by the Company on January 31, 2004).

(e)(7)	2004 Stock Option Agreement, dated as of March 1, 2004, by and between the Company and Edwin J. Holman (incorporated by reference to Exhibit 10.27 to the Form 10-Q filed by the Company on January 31, 2004).

(e)(8)	Restricted Stock Agreement, dated as of September 3, 2003, by and between the Company and Edwin J. Holman (incorporated by reference to Exhibit 10.15 to the Form 10-Q filed by the Company on August 2, 2003).

Exhibit No.	Description
(e)(9)	2004 Restricted Stock Agreement, dated as of March 1, 2004, by and between the Company and Edwin J. Holman (incorporated by reference to Exhibit 10.25 to the Form 10-Q filed by the Company on January 31, 2004).

(e)(10)	Employment Agreement, dated as of October 1, 2003, between the Company and C. David Zoba (incorporated by reference to Exhibit 10.19 to the Form 10-Q filed by the Company on November 1, 2003).

(e)(11)	Amendment No. 1 to Employment Agreement, dated as of June 15, 2004, between the Company and C. David Zoba (incorporated by reference to Exhibit 99.1 to the Current Report on 8-K filed by the Company on June 28, 2004).

(e)(12)	Employment Agreement, dated as of December 12, 2003, between the Company and Lindsay J. Rice (incorporated by reference to Exhibit 10.21 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(13)	Employment Agreement, dated as of December 12, 2003, between the Company and Jeffrey R. Brown (incorporated by reference to Exhibit 10.20 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(14)	Employment Agreement, dated as of January 20, 2004, between the Company and Edward J. Brett (incorporated by reference to Exhibit 10.22 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(15)	Retirement and Consulting Agreement, dated as of January 31, 2004, between the Company and Charles F. Nelson (incorporated by reference to Exhibit 10.23 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(16)	Employment Agreement, dated as of March 28, 2004, between the Company and Galen R. Erickson (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(17)	Employment Agreement, dated as of March 28, 2004, between the Company and David M. Pritchett (incorporated by reference to Exhibit 10.28 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(18)	Employment Agreement, dated as of March 28, 2004, between the Company and Paul C. Wagner (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed by the Company on April 14, 2004).

(e)(19)	Employment Agreement, dated as of May 1, 2004, between the Company and Richard Leto (incorporated by reference to Exhibit 10.31 to the Company’s 10-K filed by the Company on June 8, 2004).

(e)(20)	Resignation and General Release Agreement, dated as of June 15, 2004, between the Company and Edward S. Wozniak (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on June 28, 2004).

(e)(21)	Resignation and General Release Agreement, dated as of June 15, 2004, between the Company and Edward J. Whitehead (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Company on June 28, 2004).

Annex A	Opinion of Goldman, Sachs & Co., dated June 21, 2004.

Annex B	The Information Statement of the Company, dated June 29, 2004.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GALYAN’S TRADING COMPANY, INC.

By:	/s/ C. DAVID ZOBA

C. David Zoba
Executive Vice President, General
Counsel and Secretary

Dated: June 29, 2004

Annex A

Goldman, Sachs & Co.    85 Broad Street   New York, New York 10004
Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

June 21, 2004

The Board of Directors
Galyan’s Trading Company, Inc.
One Galyans Parkway
Plainfield, IN 46168

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Dick’s Sporting Goods, Inc. (“Dick’s”) or any of its direct or indirect subsidiaries) of the outstanding shares of Common Stock, no par value per share (the “Shares”), of Galyan’s Trading Company, Inc. (the “Company”) of the $16.75 per Share in cash proposed to be received by holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 21, 2004 (the “Agreement”), among Dick’s, Diamondbacks Acquisition Inc., a wholly owned subsidiary of Dick’s (“Diamondbacks”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Diamondbacks will pay $16.75 per share in cash for each Share accepted. The Agreement further provides that, following the completion of the Tender Offer, Diamondbacks will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by the Company, Dick’s or Diamondbacks) will be converted into the right to receive $16.75 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon

The Board of Directors
Galyan’s Trading Company, Inc.
Page Two

consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as lead manager of the initial public offering of Common Stock of the Company in June 2001. We also have provided certain investment banking services to Dick’s from time to time, including having acted as co-lead manager of a public offering of common stock of Dick’s in October 2002. We also may provide investment banking services to the Company and Dick’s in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Dick’s and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Dick’s for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three fiscal years ended January 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding the assessment of its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial information and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the U.S. sporting goods retail industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address the underlying business decision of the Company to engage in the Transactions. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

The Board of Directors
Galyan’s Trading Company, Inc.
Page Three

Based upon and subject to the foregoing it is our opinion that, as of the date hereof, the $16.75 per Share in cash to be received by the holders (other than Dick’s or any of its direct or indirect subsidiaries) of the Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

Annex B

Galyan’s Trading Company, Inc.
One Galyans Parkway
Plainfield, Indiana 46168

Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

     This Information Statement is being mailed on or about June 29, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Galyan’s Trading Company, Inc. (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Dick’s Sporting Goods, Inc., a Delaware corporation (“Dick’s”), to a majority of seats on the Board of Directors (the “Board”) of the Company. As of June 21, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dick’s Sporting Goods, Inc. and Diamondbacks Acquisition Inc. (“Purchaser”), an Indiana corporation and a wholly owned subsidiary of Dick’s, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of the Company’s common stock, no par value per share (the “Shares”), at a price per Share of $16.75, net to the seller in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated June 29, 2004, and in the related Letters of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “Commission”) on June 29, 2004.

     The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, and in accordance with the Indiana Business Corporation Law (the “IBCL”), Purchaser will be merged with and into the Company (the “Merger”). Following consummation of the Merger, the Company will continue as the surviving corporation and will become a subsidiary of Dick’s. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Purchaser, Dick’s or any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Indiana law) will be converted into the right to receive the amount in cash per Share paid pursuant to the Offer.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement, to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on June 29, 2004 and which is being mailed to shareholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Dick’s, Purchaser or Dick’s Designees (as defined below) has been provided by Dick’s.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 29, 2004. The Offer is currently scheduled to expire at 5 p.m., New York City time, on July 28, 2004, unless Purchaser extends it.

General

     Each Share entitles the holder to one vote. As of June 21, 2004, there were 17,435,368 Shares issued and outstanding.

Rights To Designate Directors And Dick’s Designees

     The information contained herein concerning Dick’s Designees (as defined below) has been furnished to the Company by Dick’s and its designees. Accordingly, the Company assumes no responsibility for the accuracy or completeness of this information.

     The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Dick’s pursuant to the Offer and prior to the Effective Time, (a) the size of the Board will be decreased to seven, (b) the current directors shall resign other than three of the current directors who are not employees of the Company or shareholders, affiliates, associates or employees of Dick’s or Purchaser and (c) a number of persons equal to the aggregate vacancies so created shall be designated by Dick’s (the “Dick’s Designees”) and shall be elected to fill the vacancies so created.

     Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, until the Effective Time, there will be at least three members of the Board who were directors on the date of the Merger Agreement and who are not employed by the Company and who are not affiliates, associates, shareholders or employees of Dick’s or Purchaser (the “Independent Directors”). In the event that any of the initial Independent Directors no longer serves on the Board, the remaining Independent Directors shall designate another person who shall not be a shareholder, affiliate, associate or employee of Dick’s or any of its subsidiaries to fill such vacancies and such person shall be deemed to be Independent Directors for purposes of this Agreement. In the event that there are no Independent Directors, the other directors shall designate three persons who shall not be shareholders, affiliates, associates or employees of Dick’s or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

     The Dick’s Designees will be selected by Dick’s from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Dick’s Designees currently is a director of, or holds any positions with, the Company. Dick’s has advised the Company that, to the best of Dick’s knowledge, except as set forth below, none of the Dick’s Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Dick’s and the Company that have been described in the Schedule TO or the Statement.

     The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Dick’s Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each person listed below is 300 Industry Drive, RIDC Park West, Pittsburgh, Pennsylvania, 15275 and that the telephone number at that address is (724) 273-3400.

     Edward W. Stack, 49, has served as the Chairman and Chief Executive Officer of Dick’s Sporting Goods, Inc. since 1984 when the founder and Edward Stack’s father, Richard “Dick” Stack, retired.

     William J. Colombo, 48, has served as President of Dick’s Sporting Goods, Inc. since 2002, and as Chief Operating Officer since 2000. From 1998 to 2000, Mr. Colombo served as President of dsports.com LLC, the internet commerce subsidiary of Dick’s Sporting Goods, Inc.

     William R. Newlin, 63, has served as Executive Vice President and Chief Administrative Officer of Dick’s Sporting Goods, Inc. since 2003. Prior to that, he served as Chairman and CEO of Buchanan Ingersoll PC, a law firm, for more than five years.

     Jeffrey R. Hennion, 37, has served as Senior Vice President – Strategic Planning of Dick’s Sporting Goods, Inc. since 2004. From 2002 to 2004, he served as Vice President – Finance and Treasurer of Dick’s Sporting Goods, Inc., and from 2000 to 2002, he served as Dick’s Vice President—Treasurer. From 1989 to 2000, Mr. Hennion served in various treasury and finance related positions at Alcoa, Inc. (Aluminum Company of America), most recently as Assistant Treasurer and as Director—Investor Relations.

Beneficial Ownership of Shares of Common Stock

     The following contains information regarding the beneficial ownership of the Company’s common stock as of June 15, 2004 (unless otherwise noted) for:

•	each person known by the Company to beneficially own more than five percent of the Company’s common stock;

•	each director and nominee for director;

•	each of the executive officers named in the Summary Compensation Table on page B-9 of this information statement; and

•	all current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of Shares beneficially owned by a person and the percentage of ownership held by that person, Shares subject to options and warrants held by that person that are currently exercisable or will become exercisable (other than in connection with the Offer) within 60 days after June 15, 2004 (i.e., August 14, 2004) are deemed outstanding, while these Shares are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, and except as may be provided under applicable marital property laws, the Company believes, based on information furnished to the Company, the persons and entities named in the table below have sole voting and investment power with respect to all Shares beneficially owned.

     The percentages of common stock beneficially owned are based on 17,435,368 Shares outstanding as of June 21, 2004.

	Shares of			Percentage of
	common stock			common
Name and address of	beneficially			stock beneficially
beneficial owner	owned			owned
5% Shareholders:
FS Equity Partners IV, L.P.	5,694,500	(1	)(2)	32.7%
Limited Brands, Inc.	5,250,500	(2	)(3)	28.9
Heartland Advisors, Inc.	907,700	(4)		5.2
Dimensional Fund Advisors Inc.	904,216	(5)		5.2
Directors and executive officers:
Edwin J. Holman	152,000	(6)		*
C. David Zoba	172,073	(7)		1.0
Edward S. Wozniak	83,724	(8)		*
Robert B. Mang (9)	400,000	(10)		2.3
Charles F. Nelson (11)	67,615	(11)		*
Norman S. Matthews	195,000	(12)		1.1
Byron E. Allumbaugh	20,001	(13)		*
Frank J. Belatti	10,001	(14)		*
Stuart B. Burgdoerfer	—			—
Timothy J. Faber	—			—
Michael Goldstein	3,334	(15)		—
Todd W. Halloran	5,694,500	(2	)(16)	32.7
George R. Mrkonic, Jr.	20,001	(17)		*
John M. Roth	5,694,500	(2	)(16)	32.7
Ronald P. Spogli	5,694,500	(2	)(16)	32.7
Peter Starrett	190,000	(18)		1.1
Directors and executive officers as a group (22 persons)	6,788,952	(19)		34.3

     * Represents beneficial ownership of less than 1%.

     (1) Based on the information in a Schedule 13D filed October 9, 2001, as amended through June 25, 2004. This shareholder indicates that Shares are held of record by FS Equity Partners IV, L.P., a Delaware limited partnership. FS Capital Partners LLC, a Delaware limited liability company, is the general partner of FS Equity Partners IV, L.P. and has the power to vote and dispose of the Shares held of record by FS Equity Partners IV, L.P. The address for this shareholder is 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025.

     (2) This shareholder also indicates in a Schedule 13D filed October 9, 2001, as amended through June 25, 2004, that, as a result of the stockholders agreement among FS Equity Partners IV, L.P., Limited Brands, Inc. (“Limited Brands”), G Trademark, Inc. (a wholly owned subsidiary of Limited

Brands, “G Trademark”), and the Company, which agreement includes a provision whereby FS Equity Partners IV, L.P., Limited Brands and G Trademark agree to vote all of their Shares in the election of certain directors, FS Equity Partners IV, L.P., FS Capital Partners LLC, Limited Brands and G Trademark may be deemed to be a “group” within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In the aggregate, as of June 25, 2004, such persons reported shared voting power with respect to 10,945,000 Shares, which represents 62.8% of the 17,435,368 Shares outstanding as of June 21, 2004, including a currently exercisable warrant to purchase 1,350,000 Shares held by Limited Brands with an exercise price that increases at a rate of 40% per year and was $44.82 as of January 31, 2004. Excluding the warrant, such persons reported beneficial ownership of 9,595,000 Shares, or 55.0% of the 17,435,368 Shares outstanding as of June 21, 2004.

     (3) Based on the information in a Schedule 13D filed October 9, 2001, as amended through June 25, 2004. This shareholder indicates that Shares owned by Limited Brands include 550,500 Shares held of record by Limited Brands, 1,350,000 Shares subject to a warrant issued to Limited Brands that is currently exercisable (with an exercise price of $44.82 as of January 31, 2004) and 3,350,000 Shares held of record by G Trademark. The address for Limited Brands and G Trademark is Three Limited Parkway, Columbus, Ohio 43230.

     (4) Based on the information in a Schedule 13G filed February 12, 2004. This shareholder and its Chief Executive Officer, William J. Nasgovitz, indicate that Shares reported by them include 907,700 Shares owned by advisory clients of Heartland Advisors, Inc., 862,700, or approximately five percent of the Company’s outstanding common stock as reported on the Form 10-Q filed by the Company on December 15, 2003, are held by The Heartland Value Fund, and, to the knowledge of Heartland Advisors, Inc., no other client of a reporting person owns more than five percent of the Company’s common stock. Heartland Advisors, Inc. disclaims beneficial ownership of all such securities.

     (5) Based on the information in a Schedule 13G filed February 6, 2004. This shareholder indicates that Shares reported by Dimensional Fund Advisors Inc. include 904,216 Shares owned by investment companies, trusts and separate accounts for which Dimensional Fund Advisors Inc. provides investment advice, and no one investment company, trust or separate account, to the knowledge of Dimensional Fund Advisors Inc., owns more than five percent of the Company’s common stock. Dimensional Fund Advisors Inc. disclaims beneficial ownership of all such securities.

     (6) Includes 100,000 Shares subject to restrictions under a restricted stock agreement dated August 29, 2003. Includes 50,000 Shares subject to restrictions under a restricted stock agreement dated March 1, 2004.

     (7) Includes 134,000 Shares subject to options exercisable on or before August 14, 2004.

     (8) Includes 66,000 Shares subject to options exercisable on or before August 14, 2004, 15,500 Shares owned by a family trust with respect to which Mr. Wozniak has indirect beneficial ownership and 2,224 Shares purchased under the Company’s employee stock purchase plan.

     (9) Mr. Mang is one of the Company’s named executive officers for fiscal 2003 because he served as the Company’s Chief Executive Officer during fiscal 2003 (and until he resigned from that position on March 1, 2004). Mr. Mang also served as a director of the Company until May 14, 2004. He was also employed by the Company in an advisory (non-officer) capacity until May 31, 2004.

     (10) Includes 300,000 Shares subject to options exercisable on or before August 14, 2004 and 100,000 Shares owned by a family trust with respect to which Mr. Mang has indirect beneficial ownership. Includes 300,000 options held by Mr. Mang that became exercisable on May 31, 2004 pursuant to his Resignation and General Release Agreement with the Company.

     (11) Mr. Nelson is one of the Company’s named executive officers for fiscal 2003. He was Senior Vice President, Minister of Culture, and retired effective January 31, 2004.

     (12) Includes 135,000 Shares subject to options exercisable on or before August 14, 2004.

     (13) Includes 10,001 Shares subject to options exercisable on or August 14, 2004 and 10,000 Shares held by a family trust with respect to which Mr. Allumbaugh has indirect beneficial ownership.

     (14) All 10,001 Shares are subject to options exercisable on or before August 14, 2004.

     (15) Includes 3,334 Shares subject to options exercisable on or before August 14, 2004.

     (16) Mr. Spogli is the President and a Managing Member of FS Capital Partners LLC. Messrs. Halloran and Roth are Vice Presidents and Managing Members of FS Capital Partners LLC. Accordingly, Messrs. Spogli, Halloran and Roth may be deemed to be beneficial owners of the Shares held of record by FS Equity Partners IV, L.P. Each of these persons disclaims beneficial ownership in the Shares except to the extent of his pecuniary interest in them.

     (17) Includes 10,001 Shares subject to options exercisable on or before August 14, 2004.

     (18) Includes 120,000 Shares subject to options exercisable on or before August 14, 2004.

     (19) Includes 634,604 Shares subject to options exercisable on or before August 14, 2004 which are owned by individual directors and executive officers. Also includes 5,694,500 Shares held by FS Equity Partners IV, L.P., the ownership of which could be attributed to Messrs. Spogli, Halloran and Roth. Each of these individuals disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest in them. Excludes 400,000 Shares beneficially owned by Mr. Mang and 67,615 Shares beneficially owned by Mr. Nelson because they were no longer executive officers of the Company on June 15, 2004.

The Board of Directors of the Company

Meetings and Committees

     The Board has determined that the Company is a “controlled company,” as defined in Rule 4350(c)(5) of the listing standards of the National Association of Securities Dealers, Inc. (“NASD”), based on the beneficial ownership of FS Equity Partners IV, L.P. and Limited Brands, Inc. (and its subsidiary, G Trademark Inc.) of approximately 55.0% of the common stock outstanding as of June 21, 2004, and the shareholders agreement among FS Equity Partners IV, L.P., Limited Brands, Inc., G Trademark and the Company (described below under the heading “Information Regarding Certain Directorships and Voting Arrangements”) requiring the parties to vote their Shares in the election of specified nominees to the Company’s Board. Accordingly, the Company is exempt from certain requirements of the NASD listing standards, including the requirement to maintain a majority of independent directors of the Company’s Board and the requirements regarding the determination of compensation of executive directors, the nomination of directors by independent directors and the composition of the Company’s Compensation Committee or the Company’s Nominating and Governance Committee.

     The Board met four (4) times during fiscal 2003, which period began on February 2, 2003 and ended on January 31, 2004. In addition to meetings of the full Board, directors also attended meetings of Board committees. During fiscal 2003, the Board had standing audit, compensation, nominating and governance, executive and real estate committees. During fiscal 2003, all of the directors attended at least 75% of the meetings of the Board and those committees on which he or she served during his or her tenure on the Board, except for Frank J. Belatti, who attended 75% of Board meetings but only 67% of all meetings of the Board and the committees on which he served. The Board acted by unanimous written consent on five (5) occasions during fiscal 2003. The Company does not have a formal policy with respect to attendance of directors at annual shareholder meetings. One director attended the annual shareholders meeting held in May 2003 and the annual shareholders meeting held in May 2004.

Current Board Committee Membership

Nominating and
	Audit	Compensation	Executive	Governance	Real Estate
Name of Board Member	Committee	Committee	Committee	Committee	Committee
Byron E. Allumbaugh	M			C
Frank J. Belatti		M
Stuart B. Burgdoerfer				M
Timothy J. Faber		M
Michael Goldstein	C
Edwin J. Holman			M		M
Norman S. Matthews		C	C		C
George R. Mrkonic, Jr.	M
John M. Roth		M	M
Ronald P. Spogli				M
Peter Starrett		M	M		M

     M – Member.

     C – Chair (for committees that have a designated chairperson).

     Audit Committee

     The Company’s Audit Committee currently consists of three independent directors. The Board has adopted a revised Audit Committee charter that complies with Rule 4350(d)(1) of the NASD listing standards. The Company’s Audit Committee has the responsibility and authority set forth in Rule 4350(d)(3) of the NASD listing standards under the revised charter. Among other things, the Company’s Audit Committee appoints the independent auditors, reviews the results and scope of the audit and other services provided by the Company’s independent auditors, approves professional services to be provided by the independent public accountants, reviews and evaluates the Company’s audit and control functions, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company’s internal accounting controls. The Company’s Board has determined that it has at least one “audit committee financial expert” serving on the Audit Committee, Michael Goldstein, and that Mr. Goldstein is an “independent director” as defined in the NASD listing standards. The Company’s Audit Committee met on seventeen (17) occasions during fiscal 2003.

     Compensation Committee

     The Company’s Compensation Committee makes all recommendations to the Board regarding the Company’s equity compensation plans and salaries and incentive compensation for the Company’s executive officers. The Company’s Compensation Committee met on two (2) occasions during fiscal 2003.

     Executive Committee

     The Company’s Executive Committee makes decisions regarding the selection of new store sites and other store related real estate matters at any time, in the judgment of the members of the Company’s Real Estate Committee, it is necessary or appropriate to make a decision based on recommendations of the Company’s Real Estate Committee prior to the next scheduled meeting of the Board. The Company’s Executive Committee did not meet in fiscal 2003. Effective March 1, 2004, Mr. Holman became a member of this committee and Mr. Mang resigned from the committee.

     Real Estate Committee

     The Company’s Real Estate Committee reviews the proposals and analysis prepared by the Company’s management team, including Mr. Holman and Mr. Zoba, and makes recommendations to the Board or the Company’s Executive Committee, as appropriate under the circumstances, for the selection of new store sites and other store related real estate matters. The Company’s Real Estate Committee met on nine (9) occasions during fiscal 2003. Effective March 1, 2004, Mr. Holman became a member of this committee and Mr. Mang resigned from the committee.

     Nominating and Governance Committee

     The Company’s Nominating and Governance Committee identifies individuals qualified to become Board members, and recommends that the Board nominate such individuals for election to the Board at the next annual meeting of shareholders. This committee also develops and reviews the Company’s corporate governance guidelines and makes recommendations to the Board relating to the guidelines. The committee believes that candidates for director should meet certain minimum qualifications, including (1) being of the highest ethical character and sharing the values of the Company as reflected in the Company’s Ethics Policy, (2) having reputations, both personal and professional, consistent with the image and reputation of the Company, (3) being highly accomplished in their respective field, with superior credentials and recognition and (4) having relevant expertise and experience. The committee retains the right to modify these minimum qualifications from time to time. Shareholders may provide the committee information on director candidates for consideration by this committee by writing a letter to the Company’s Corporate Secretary at the Company’s principal executive office, One Galyans Parkway, Plainfield, Indiana 46168 containing the following information: the prospective candidate’s name, qualifications, age, relevant experience, and such director candidate’s consent to serve as a director. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Shareholder-Board Communication” or “Shareholder-Director Communication.” All such letters must identify the author as a shareholder and clearly state that the intended recipients are all members of the Nominating and Governance Committee. All such communications received by the Corporate Secretary will be delivered to the members of the Nominating and Governance Committee. A current copy of the Company’s Nominating and Governance Committee Charter is available on the Company’s website at www.galyans.com in the Investors section.

     Code of Ethics

     The Company has a code of ethics, the Ethics Policy, which applies to all employees, officers (including executive officers) and directors. The Ethics Policy is posted on the Company’s website at www.galyans.com in the Investors section.

Director Compensation Arrangements

     Each of the Company’s directors is eligible for reimbursement for reasonable travel expenses incurred in attending meetings.

     Mr. Goldstein receives an annual cash retainer of $27,500 as the Chair of the Audit Committee, which reflects an increase of $2,500 from the annual cash retainer he received as the Chair of the Audit Committee prior to May 26, 2004. Byron E. Allumbaugh receives an annual cash retainer of $23,000 as the Chair of the Nominating and Governance Committee, which reflects an increase of $3,000 from the annual cash retainer he received as the Chair of Nominating and Governance Committee prior to May 26, 2004. Frank J. Belatti and George R. Mrkonic, Jr. each receives an annual cash retainer of $20,000. Each of these directors also receives a fee for each Board meeting attended of $2,500 ($1,250 for attending by phone), and a fee for each committee meeting not otherwise held on a day of a Board meeting of $1,000 ($500 for attending by phone). In addition, Messrs. Allumbaugh, Belatti and Mrkonic, Jr., upon joining the Board in September 2001, each received a grant of 10,000 options. Mr. Goldstein, upon joining the Board in May 2003, also received a grant of 10,000 options. Each of these directors receives an annual grant of 5,000 options, with the same vesting conditions, immediately following the annual shareholder meeting. Accordingly, each of Messrs. Allumbaugh, Belatti, Goldstein and Mrkonic, Jr. received an annual grant of 5,000 options on May 21, 2004.

     Norman S. Matthews joined the Board in 1999 and is Chairman of the Board, and the Chairman of the Compensation, Executive and Real Estate Committees. Mr. Matthews receives an annual cash retainer of $100,000 and no separate fees for meeting attendance. Mr. Matthews receives an annual grant of 15,000 options on the date of the annual shareholders meeting, and the Company made the first such grant in May 2002. Mr. Matthews received an annual grant of 15,000 options on May 21, 2004. All options granted to members of the Company’s Board have a maximum term of seven years and vest in equal installments over a three-year period so long as he continues to serve as a director.

     In addition, the Company had consulting arrangements with Mr. Matthews and Mr. Starrett during the last fiscal year. The consulting arrangement with Mr. Matthews terminated in May 2003. See “Compensation Committee Interlocks and Insider Participation” below for a description of these arrangements.

Current Members of the Board of Directors

     The Company’s Board is currently composed of twelve (12) directors. The current directors are Edwin J. Holman, Norman S. Matthews, Byron E. Allumbaugh, Frank J. Belatti, Stuart B. Burgdoerfer, Timothy J. Faber, Michael

Goldstein, Todd W. Halloran, George R. Mrkonic, Jr., John M. Roth, Ronald P. Spogli and Peter Starrett. There are no family relationships among any of the Company’s directors or executive officers.

     Edwin J. Holman, 57, has served as the Company’s Chief Executive Officer since March 2004 and as a director since September 2003, when he joined the Company as President and Chief Operating Officer. Mr. Holman served as President and Chief Operating Officer of Bloomingdale’s, Inc., a subsidiary of Federated, Inc., from July 2000 until August 2003. From January 1999 until July 2000, Mr. Holman served as President and Chief Operating Officer of the Rich’s, Lazarus and Goldsmiths division of Federated, Inc. From January 1996 until January 1999, he was Chairman and Chief Executive Officer of Petrie Retail, Inc.

     Norman S. Matthews, 71, has served as a director and has been designated as the (non-executive) Chairman of the Company’s Board since August 1999. Mr. Matthews has been an independent retail consultant for more than fifteen years. From 1982 to 1988, Mr. Matthews served as Vice Chairman and then President of Federated Department Stores, Inc. Mr. Matthews also serves as a member of the board of directors of Henry Schein, Inc., Finlay Enterprises, Inc., Progressive Corporation, Sunoco, Inc. and Toys “R” Us, Inc.

     Byron E. Allumbaugh, 72, has served as a director since September 2001. Mr. Allumbaugh served as Chairman and Chief Executive Officer of Ralphs Supermarkets, a California based chain, from 1976 to 1995, and as Chairman from 1995 until February 1997. Since February 1997, he has been a self-employed business consultant. Mr. Allumbaugh also serves as a member of the board of directors of CKE Restaurants, Inc., Penn Traffic Company and The Pantry, Inc.

     Frank J. Belatti, 56, has served as a director since September 2001. Mr. Belatti has served as Chairman and Chief Executive Officer of AFC Enterprises, Inc. in Atlanta, Georgia since 1992. Mr. Belatti also serves as a member of the board of directors of Radio Shack Corporation and AFC Enterprises, Inc.

     Stuart B. Burgdoerfer, 41, has served as a director since May 2001. Mr. Burgdoerfer joined Limited Brands, Inc. in September 1998 and served as Vice President and Corporate Controller from November 2000 until August 2002 and as a Senior Vice President and Corporate Controller since August 2002. From September 1999 to November 2000, he was Vice President and Chief Financial Officer of White Barn Candle Company, a division of Limited Brands. From September 1998 to September 1999, he served as Vice President-Financial Planning of Limited Brands.

     Timothy J. Faber, 42, has served as a director since November 2000. Mr. Faber joined Limited Brands, Inc. in January 2000 and serves as its Vice President Treasury/Mergers and Acquisitions. From September 1996 to January 2000, Mr. Faber was employed by the General Electric Company as Managing Director of the Capital Markets Services division of GE Capital.

     Michael Goldstein, 62, has served as a director since May 2003. Mr. Goldstein has been the Chairman of the Toys “R” Us Children’s Fund, Inc. since 2001. Mr. Goldstein was the Chairman of the board of directors of Toys “R” Us, Inc. from 1998 to 2001, and Chief Executive Officer from 1994 to 1997. Mr. Goldstein also serves as a member of the board of directors of Finlay Enterprises, Inc., United Retail Group, Inc., 4 Kids Entertainment, Inc., Martha Stewart Omnimedia, Inc. and Medco Health Solutions, Inc.

     Todd W. Halloran, 42, has served as a director since August 1999. Mr. Halloran joined Freeman Spogli & Co. in 1995 and became a Principal in 1998. Mr. Halloran also serves as a member of the board of directors of The Pantry, Inc.

     George R. Mrkonic, Jr., 51, has served as a director since September 2001. Mr. Mrkonic served as Vice Chairman of Borders Group, Inc. from December 1994 to January 2002. From November 1994 until January 1997, he served as Vice Chairman and President of Borders Group, Inc. He also serves as a member of the board of directors of Borders Group, Inc., Guitar Center, Inc., Nashua Corporation, Syntel, Inc., and Brinker International, Inc.

     John M. Roth, 45, has served as a director since August 1999. Mr. Roth joined Freeman Spogli & Co. in March 1988 and became a Principal in 1993. Mr. Roth also serves as a member of the board of directors of Advance Auto Parts, Inc., Asbury Automotive Group, Inc. and AFC Enterprises, Inc.

     Ronald P. Spogli, 56, has served as a director since August 1999. Mr. Spogli is a Principal of Freeman Spogli & Co., which he co-founded in 1983. Mr. Spogli also serves as a member of the board of directors of Hudson Respiratory Care, Inc. and AFC Enterprises, Inc.

     Peter Starrett, 56, has served as a director since August 1999. In August 1998, Mr. Starrett founded Peter Starrett Associates, a retail advisory firm. From 1990 to 1998, Mr. Starrett served as the President of Warner Bros. Studio Stores Worldwide. Mr. Starrett also serves as a member of the board of directors of Guitar Center, Inc., Pacific Sunwear, Inc., The Pantry, Inc. and AFC Enterprises, Inc.

Information Regarding Certain Directorships and Voting Arrangements

     The Company is party to a stockholders agreement with FS Equity Partners IV, L.P., Limited Brands, Inc., and G Trademark Inc. (a wholly-owned subsidiary of Limited Brands, Inc.), under which FS Equity Partners IV, L.P., Limited Brands, Inc., and G Trademark, Inc. have agreed to vote all of their Shares in the election of directors in favor of the following persons: (a) four Board nominees designated by FS Equity Partners IV, L.P., (b) two Board nominees designated by Limited Brands, Inc., (c) the Company’s Chief Executive Officer in office at the time of any election of directors, which currently is Edwin J. Holman, (d) Norman S. Matthews, who is the Company’s current Chairman of the Board, and (e) one or more additional nominees upon whom FS Equity Partners IV, L.P. and Limited Brands, Inc. shall agree. If, at the time of any election of directors (or appointment of directors in the event of a vacancy or an increase in the size of the Board), FS Equity Partners IV, L.P. and Limited Brands, Inc. are unable to agree on any such additional nominees, the Company’s stockholders agreement provides that the Company’s Board in existence at that time will select the additional nominees. The number of Board nominees that FS Equity Partners IV, L.P. and Limited Brands, Inc. are entitled to nominate under the agreement decreases if the number of Shares held by such party falls below certain thresholds set forth in the stockholders agreement. Under the stockholders agreement, the parties have agreed that the Company will have a Board consisting of no more than 13 members. Under the terms of the stockholders agreement, the four designees of FS Equity Partners IV, L.P. are Todd W. Halloran, John M. Roth, Ronald P. Spogli and Peter Starrett and the two designees of Limited Brands, Inc. are Stuart B. Burgdoerfer and Timothy J. Faber. Upon consummation of the Offer, FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc. will no longer be shareholder of the Company, and the stockholders agreement will terminate.

Executive Directors

     The following is a list of the Company’s current executive officers, followed by their biographical information (other than Mr. Holman, whose biographical information appears on page B-7 above):

Name	Age	Position
Edwin J. Holman	57	Chief Executive Officer and Director
Richard B. Leto	52	President and Chief Merchandising Officer
C. David Zoba	52	Executive Vice President, General Counsel and Secretary
Edward S. Wozniak	58	Senior Vice President, Chief Financial Officer
Edward J. Brett	49	Senior Vice President, Human Resources
Jeffrey R. Brown	49	Senior Vice President, General Merchandise Manager, Apparel and Footwear
Galen R. Erickson	52	Senior Vice President, Logistics
David M. Pritchett	39	Senior Vice President, Store Operations
Lindsay J. Rice	49	Senior Vice President, General Merchandise Manager, Hardgoods
Paul C. Wagner	38	Senior Vice President, Chief Information Officer
Edward J. Whitehead	48	Senior Vice President, Marketing

     Richard B. Leto has served as the Company’s President and Chief Merchandising Officer since June 2004. Mr. Leto served as Executive Vice President, Merchandising of Kohl’s Department Stores headquartered in Menomonee Falls, Wisconsin from July 1996 to March 2004.

     C. David Zoba has served as Executive Vice President, General Counsel and Secretary since May 2001 and has primary responsibility for real estate and store planning, and is the Company’s chief legal officer. He served as a director of the Company from August 1999 until May 2001. Mr. Zoba served as the Senior Vice President and Counsel-Real Estate for Limited Brands, Inc. from 1999 until May 2001, and as Vice President and Senior Counsel – Real Estate from 1994 to 1999.

     Edward S. Wozniak has served as Senior Vice President and Chief Financial Officer since February 2001. From April 1998 to October 2000, Mr. Wozniak served as Senior Vice President and Chief Financial Officer for David’s Bridal Inc. Mr. Wozniak and the Company have entered into an agreement providing for Mr. Wozniak’s resignation on or before September 25, 2004, as described under “Employment Agreements and Other Arrangements” below.

     Edward J. Brett, has served as Senior Vice President, Human Resources since January 2004. From December 2001 to May 2003, Mr. Brett served as Corporate Vice President of Store Innovation and Development at Circuit City Stores, Inc. From May 2000 to December 2001, he served as Vice President, Northeast Division President and from 1989 to 2000, Mr. Brett served as Vice President of Superstores Human Resources & Training and Human Resources Director of Central Division at Circuit City.

     Jeffrey R. Brown has served as Senior Vice President, General Merchandise Manager, Apparel and Footwear, since May 2003. From 1974 until May 2003, Mr. Brown held various merchandising and management positions with Kaufmann’s Department Stores, serving as Senior Vice President, General Merchandise Manager from March 1989 until May 2003.

     Galen R. Erickson has served as Senior Vice President, Logistics, since May 2003. From 1996 until May 2003, Mr. Erickson served as Senior Vice President, Distribution of Blockbuster Entertainment.

     David M. Pritchett has served as Senior Vice President, Store Operations, since May 2001. From March 1996 to May 2001, he was Director of Store Operations.

     Lindsay J. Rice has served as Senior Vice President, General Merchandise Manager, Hardgoods, since October 2003. He served as Senior Vice President, General Merchandise Manager, Athletics from May 2001 until October 2003, and as General Merchandise Manager, Athletics from April 1998 until May 2001.

     Paul C. Wagner has served as Senior Vice President, Chief Information Officer since September 2001. He served as Chief Information Officer from January 2000 to September 2001. He served as Vice President of Information Systems at Finish Line, Inc. from August 1995 until January 2000.

     Edward J. Whitehead has served as Senior Vice President, Marketing since February 2002. From March 2001 until February 2002, Mr. Whitehead served as President of Eyestorm, Inc., a wholly-owned subsidiary of Eyestorm.com Ltd., a company that markets and distributes art media products. From January 2000 until March 2001, Mr. Whitehead served as Director of Marketing and Strategic Planning for Harrods Ltd. in London. From May 1998 until January 2000, Mr. Whitehead was Founder and CEO of the Workshop, Inc., an agency specializing in marketing, advertising and strategic branding. Mr. Whitehead and the Company have entered into an agreement providing for Mr. Whitehead’s resignation on or before September 25, 2004, as described under “Certain Relationships and Related Transactions” below. Mr. Whitehead submitted his resignation on June 16, 2004, and under the terms of his agreement with the Company, his employment is expected to terminate on July 16, 2004.

Executive Compensation

     The following table sets forth compensation earned during the fiscal periods indicated by the person who served as the Company’s Chief Executive Officer at the end of the most recent fiscal year and the other four most highly compensated executive officers during the most recent fiscal year. The Company refers to these individuals as its named executive officers.

Summary Compensation Table

					Long-term compensation awards
	Fiscal	Annual compensation			Restricted Stock	Securities underlying	All other
Name and principal position	year	Salary	Bonus		Award(s)	options	compensation
Former CEO and Chairman of the Company
Robert B. Mang[1]	2003	$600,000	—		—	72,000	$19,587	[2]
	2002	550,000	$120,313		—	48,000	11,798	[3]
	2001	500,000	185,504		—	15,000	10,861	[4]
Current CEO and other Named Executive Officers
Edwin J. Holman[5]	2003	$250,721	$682,200	[6]	$685,800 [7]	300,000	$86,730	[8]
Chief Executive Officer	2002	325,000	140,625	[11]	—	21,000	170,282	[11]
C. David Zoba[9]	2003	$350,000	$100,000	[10]	—	30,000	$8,043	[10]
Executive Vice President,	2002	325,000	140,625	[11]	—	21,000	170,282	[11]
General Counsel and Secretary	2001	257,692	174,202	[12]	—	110,000	124,863	[12]
Charles F. Nelson[13]	2003	$269,231	—		—	—	$3,288	[14]
Former Senior Vice President,	2002	250,000	$23,438		—	—	3,144	[14]
Minister of Culture	2001	248,461	46,376		—	5,000	5,267	[14]
Edward S. Wozniak[15]	2003	$266,154	—		—	24,000	$6,808	[16]
Senior Vice President	2002	243,808	$26,797		—	27,000	128,511	[17]
Chief Financial Officer	2001	205,769	41,738		—	40,000	61,598	[18]

[1]	Mr. Mang resigned as Chief Executive Officer and Chairman of the Company on March 1, 2004.

[2]	Represents $7,500 in financial planning services and $3,087 in matching contributions under the Company’s 401(k) plan.

[3]	Represents $7,500 in financial planning services and $4,298 in matching contributions under the Company’s 401(k) plan.

[4]	Represents $7,408 in relocation expenses and $3,453 in financial planning services.

[5]	Mr. Holman joined the Company as President and Chief Operating Officer in September 2003, and was named the Company’s Chief Executive Officer on March 1, 2004.

[6]	Represents a payment of $225,000 due under his employment agreement at the end of fiscal 2003 and $457,2000, which is the value of 40,000 Shares that are subject to restrictions under a restricted stock agreement and were granted on September 3, 2003 and immediately vested, based on the closing price of the Company’s common stock on that date of $11.43.

[7]	Represents the value of 60,000 Shares that are subject to restrictions under a restricted stock agreement and were granted on September 3, 2003 but not immediately vested, based on the on the closing price of the Company’s Shares on that date of $11.43. Under the restricted stock agreement, these Shares vest in three equal annual installments on each anniversary of the date of grant. At the end of fiscal 2003, based on the closing price of the Shares on January 31, 2004 of $8.81 per Share, the 60,000 Shares had a value of $528,600. In the event that the Company pays any dividends during the vesting period, the dividends will be paid on the Shares.

[8]	All Other Compensation represents $83,605 in relocation expenses and $3,125 in financial planning services.

[9]	Mr. Zoba joined the Company in May 2001.

[10]	Bonus includes a $100,000 payment due under his employment agreement at the end of fiscal 2003. All Other Compensation represents $5,000 in financial planning services and $3,043 in matching contributions under the Company’s 401(k) plan.

[11]	Bonus includes a $100,000 payment due under his employment agreement at the end of fiscal 2002. All Other Compensation represents $160,926 in relocation expenses, $5,750 in financial planning services and $3,606 in matching contributions under the Company’s 401(k) plan.

[12]	Bonus includes a $100,000 payment due under his employment agreement at the end of fiscal 2001. All Other Compensation represents $120,370 in relocation expenses, $2,762 in financial planning services and $1,731 in matching contributions under the Company’s 401(k) plan.

[13]	Mr. Nelson retired as Senior Vice President, Minister of Culture, effective as of January 31, 2004.

[14]	Represents the Company’s matching contribution under the Company’s 401(k) plan.

[15]	Mr. Wozniak joined the Company in February 2001. Mr. Wozniak and the Company have entered into an agreement providing for Mr. Wozniak’s resignation on or before September 25, 2004, as described under “Employment Agreements and Other Arrangements” below.

[16]	Represents $3,750 in financial planning services and $3,058 in matching contributions under the Company’s 401(k) plan.

[17]	Represents $121,452 in relocation expenses, $4,500 in financial planning services and $2,559 in matching contributions under the Company’s 401(k) plan.

[18]	Represents $59,547 in relocation expenses and $2,051 in financial planning services.

Option Grants in Last Fiscal Year

     The following table sets forth options granted during fiscal 2003 to each of the Company’s named executive officers. Each grant vests in three equal installments beginning one year after the date of grant and, except for a grant of 200,000 options to Mr. Holman approved by the Board in connection with his hiring and described below under “Equity Compensation Plan Information,” each grant during fiscal 2003 was made under the 1999 stock option plan. The potential realizable value is calculated assuming that the fair value on the date of grant of the Company’s common stock appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The assumed rates of appreciation are mandated by the rules of the SEC and do not represent the Company’s estimate of the future prices or market value of the Company’s common stock.

Option Grants in Last Fiscal Year

							Potential realizable value
	Number of		Percent of				at assumed annual rates
	securities		total options				of price appreciation
	underlying options		granted to employees in	Exercise price	Fair value on date	Expiration	for option term
Name	granted		fiscal year	per Share	of grant	date	0%	5%	10%
Robert B. Mang	22,000	[1]	2.8%	$11.43	$11.43	9/2/2010	$—	$102,369	$238,564
	50,000	[2]	6.4%	13.66	13.66	5/30/2010	—	278,050	647,974
Edwin J. Holman	200,000	[3]	25.6%	11.43	12.00	9/3/2010	114,000	930,632	2,168,767
	100,000	[3]	12.8%	11.43	12.00	9/3/2010	57,000	465,316	1,084,384
C. David Zoba	30,000	[2]	3.9%	13.66	13.66	5/30/2010	—	166,830	388,784
Charles F. Nelson	—		—	—	—	—	—	—	—
Edward S. Wozniak	24,000	[2]	3.1%	13.66	13.66	5/30/2010	—	133,464	311,027

[1]	Options granted on September 2, 2003.

[2]	Options granted on May 30, 2003.

[3]	Options granted on September 3, 2003.

Aggregated Option Exercises in Fiscal 2003 and Fiscal Year-End Option Values

     None of the Company’s named executive officers exercised any stock options in fiscal 2003. The following table provides summary information concerning the year-end values of unexercised options held by the named executive officers.

Aggregate Year-End Option Table

	Number of securities underlying unexercised		Value of unexercised
	options at		in-the-money options at
	January 31, 2004		January 31, 2004 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert B. Mang	191,000	109,000	N/A	N/A
Edwin J. Holman	0	300,000	N/A	N/A
C. David Zoba	80,333	80,667	N/A	N/A
Charles F. Nelson	37,000	1,667	N/A	N/A
Edward S. Wozniak	35,667	55,333	N/A	N/A

[1]	Based on the closing stock price on January 31, 2004 of $8.81 per Share, none of the named executive officers had in-the-money options.

Employment Agreements and Other Arrangements

Employment Contracts

     The Company has employment contracts with the named executive officers, as of the end of its most recently completed fiscal year, described below.

     Edwin J. Holman

     In August 2003, the Company entered into an employment agreement with Mr. Holman to be the Company’s President and Chief Operating Officer. In March 2004, Mr. Holman became the Company’s Chief Executive Officer. In connection with his agreement to become the Company’s Chief Executive Officer, the Company granted him 100,000 options to acquire the Company’s common stock under the Company’s 1999 stock option plan, and the Company agreed to grant him, subject to shareholder approval, 50,000 Shares subject to restrictions under a restricted stock agreement and an additional 100,000 options to acquire the Company’s common stock. Otherwise, except as identified below, the terms of his August 2003 employment agreement to be the Company’s President and Chief Operating Officer continue to apply to his employment as the Company’s Chief Executive Officer.

     The term of the August 2003 agreement is three years, with an automatic day-by-day renewal beginning after the second anniversary, so that there is always a one year term remaining under the agreement until either the Company or Mr. Holman elect to terminate the agreement or until another event triggering termination occurs. Under the agreement, Mr. Holman’s annual base salary was $600,000 for fiscal 2003, and will be at least $650,000 for fiscal 2004 and $700,000 for fiscal 2005. In addition, under the agreement, if the Company achieves certain financial objectives, Mr. Holman is eligible to receive a target bonus equal to 75% of his base salary. The Company agreed to increase his target bonus to 90% of his base salary upon naming him the Company’s Chief Executive Officer. In addition, the target bonus can be increased by an uncapped, additional amount if the Company exceeds its targeted financial objectives by an amount determined by the Company’s Board. Mr. Holman was paid a guaranteed bonus of $225,000 for fiscal 2003, and received no separate target bonus for fiscal 2003. Under the agreement, Mr. Holman is eligible to receive an annual grant of stock options, subject to a minimum of 50,000 Shares per year, pursuant to the Company’s 1999 stock option plan.

     If Mr. Holman’s employment is terminated by the Company without cause or by Mr. Holman for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination, a lump sum payment equal to his target bonus for the fiscal year of termination and, if the termination occurs after October 31 of the fiscal year of termination, the annual bonus, if any, for that fiscal year based upon the Company’s actual performance and paid consistent with the administration of the Company’s regular annual bonus program. In addition, he will receive severance pay comprised of a lump sum payment equal to his then current base salary, continued health coverage and a payment equal to what he would have received under the Company’s retirement plans, for the longer of one year from the date of termination or three years from the date of his employment agreement. In the event of such a termination, any unvested restricted stock will immediately become vested.

     In the event of a change in control of the Company, unvested options and restricted stock previously granted to Mr. Holman shall immediately become vested on the date of such change of control. In addition, and in lieu of the termination benefits described in the paragraph above, if a change in control occurs and the Company or its successor terminates Mr. Holman’s employment without cause or Mr. Holman then terminates his employment for good reason within one year following such change in control, Mr. Holman will receive a lump sum payment equal to the sum of his annual base salary in effect on the date of termination and his target bonus for the fiscal year in which the termination occurs, multiplied by 2.5, plus an amount equal to the excise tax payable by Mr. Holman under the Internal Revenue Code as a result of excess parachute payments made to Mr. Holman resulting from the change in control. Mr. Holman has also agreed to be bound by non-competition and non-hire provisions that apply until the first anniversary of termination of his employment.

     In connection with the August 2003 agreement, the Company issued Mr. Holman the following securities on September 3, 2003: (1) a stock grant of 100,000 Shares subject to restrictions under a restricted stock agreement, (2) 100,000 options pursuant to the Company’s 1999 stock option plan and (3) 200,000 additional options pursuant to a separate stock option agreement approved by the Board. The grant of restricted stock vests as follows: 40% on September 3, 2003, and 20% on each of the first, second and third anniversaries of Mr. Holman’s commencement date of employment. In the event Mr. Holman terminates his employment without cause prior to the first anniversary of his employment, he must forfeit to the Company an amount equal to the value of the restricted stock based upon the date of grant. The options to acquire 200,000 Shares vest in equal installments over three years, expire seven years after the date of grant and otherwise have substantially the same as the terms of options issued under the 1999 stock option plan. On September 3, 2003, the closing price of a Share of the Company’s common stock was $11.43, and the exercise price of the 100,000 Shares issued under the 1999 stock option plan and the 200,000 Shares issued under a separate agreement outside of the plan is $11.43.

     C. David Zoba

     In October 2003, the Company entered into a new employment agreement with Mr. Zoba, the Company’s executive vice president, general counsel and secretary, which was amended as described below on June 15, 2004. The October 2003 agreement extended his previous employment agreement for two years, with an automatic day-by-day renewal beginning after the first anniversary, so that there is always a one year term remaining under the agreement until either the Company or Mr. Zoba elects to terminate the agreement or until another event triggering termination occurs. Mr. Zoba’s annual base salary was $350,000 for fiscal 2003, and will be at least $375,000 for fiscal 2004 and $400,000 for fiscal 2005. Mr. Zoba will receive a bonus of $100,000 per year if he remains employed by the Company on the last day of each fiscal year (or a pro rata amount at the end of the term of the agreement, if less than a full year).

     Under the agreement, Mr. Zoba is eligible to receive a target bonus equal to 50% of his base salary if the Company achieves certain financial objectives, and the target bonus can be increased by an uncapped, additional amount if the Company exceeds its targeted financial objectives by an amount determined by the Company’s Board. Because the Company did not achieve its financial objectives for 2003, Mr. Zoba received no target bonus for fiscal 2003, but did receive $100,000 for remaining employed at the end of the fiscal year. Under the agreement, Mr. Zoba is eligible to receive an annual grant of stock options pursuant to the Company’s 1999 stock option plan.

     If Mr. Zoba’s employment is terminated by the Company without cause or by Mr. Zoba for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination and a lump sum payment equal to his target bonus for the fiscal year of termination. In addition, he will receive severance pay comprised of a lump sum payment equal to his then current base salary, continued health coverage and a payment equal to what he would have received under the Company’s retirement plans, for the longer of one year from the date of termination or two years from the date of his employment agreement. In the event of a change in control of the Company, unvested options previously granted to Mr. Zoba shall immediately become vested on the date of such change of control. Mr. Zoba has also agreed to be bound by non-competition and non-hire provisions that apply until the later of the second anniversary of termination of his employment or three years from the date of the agreement.

     On June 15, 2004, the Company and Mr. Zoba amended Mr. Zoba’s employment agreement to provide that the Company will pay Mr. Zoba $475,000 within three days of the Effective Time of the Merger if Mr. Zoba is still employed with the Company as of the Effective Time. The amendment also requires Mr. Zoba to return to the Company amounts he receives under his employment agreement to the extent receipt of those amounts would cause him to receive more than $1 less than the maximum amount he can be paid without incurring an obligation to pay excise tax under the Internal Revenue Code as a result of excess parachute payments made to him.

     Agreement with Edward Wozniak

     On June 15, 2004, the Company entered into an agreement with Edward S. Wozniak, the Company’s Senior Vice President and Chief Financial Officer, under which Mr. Wozniak agreed to resign as an employee of the Company on

September 25, 2004 unless either party earlier terminates employment upon 30 days prior notice. In addition, if requested by the Company’s Chief Executive Officer prior to termination of employment, Mr. Wozniak will resign as an officer, but not an employee, of the Company. So long as he remains an employee of the Company, Mr. Wozniak will continue to receive his usual benefits and his normal base salary at the rate of $270,000 per year. Until the first anniversary of the termination of employment, Mr. Wozniak will continue to receive his normal base salary and may exercise any options granted to him that have vested as of the date of termination of employment. Mr. Wozniak waived all other consideration to which he may have been entitled and released the Company from any and all claims related to his employment. He also agreed not to compete with the Company directly or indirectly or to solicit any of the Company’s employees for one year after termination of employment.

     Agreement with Robert B. Mang, the Company’s Former Chief Executive Officer and Chairman

     The Company entered into an agreement with Robert B. Mang, the Company’s former Chief Executive Officer and Chairman of the Company, formalizing his separation arrangements with us. Under the agreement, Mr. Mang resigned from his position as an officer of the Company effective March 1, 2004 and resigned as a director of the Company on May 14, 2004. Under the terms of the Company’s separation agreement with him, Mr. Mang remained an employee of the Company March 1, 2004 until May 31, 2004, during which period he received his normal base salary at the rate of $650,000 per year (payable under the Company’s normal payroll arrangements). In addition, under the agreement, Mr. Mang received a bonus payment in the gross amount of $585,000 (subject to reductions for taxes), representing his target bonus for fiscal 2004, a severance payment in the gross amount of $866,667 (subject to reductions for taxes), and a lump sum equal to the benefits that Mr. Mang would have accrued under the Company’s retirement plans through July 1, 2005 were he to remain employed through such date. In addition, all unvested options granted to Mr. Mang vested on May 31, 2004, and those and all other outstanding options were made exercisable until March 31, 2006. The Company has also agreed to allow Mr. Mang, partially at his expense, to continue his group health insurance coverage through September 30, 2005. Under the agreement, Mr. Mang waived all other consideration to which he may have been entitled and released the Company from any and all claims related to his employment. He also agreed not to compete with the Company or directly or indirectly or to solicit any of the Company’s employees for a one-year period.

     Consulting Agreement with Charles F. Nelson, the Company’s Former Senior Vice President, Minister of Culture

     In January 2004, the Company entered into a consulting arrangement with Charles Nelson, formerly the Company’s Senior Vice President, Minister of Culture, under which the Company agreed that he would retire effective January 31, 2004, and that the Company would pay him $10,000 per month for twelve months for employee and executive search services. The Company has also agreed to pay him a success fee of 25% of the salary and bonus earned in the first year by any person hired by the Company as a result of the efforts of Mr. Nelson. Any success fees will be credited against the monthly retainer. If both Mr. Nelson and the Company agree, the term of the agreement may be extended one year. In connection with the agreement, the Company also agreed to extend the exercise period for Mr. Nelson’s options until January 31, 2006. In addition, Mr. Nelson released the Company of any potential claims, and agreed not to compete with the Company or solicit for hire any of the Company’s employees for a two year period ending January 31, 2006.

     Consulting Agreements

     See “Compensation Committee Interlocks and Insider Participation” below for a description of an oral consulting agreement that the Company has with Mr. Starrett and the oral consulting agreement that the Company had with Mr. Matthews, which was terminated in May 2003.

Compensation Committee Report on Executive Compensation for Last Completed Fiscal Year

     The Compensation Committee of the Board (the “Committee”) is responsible for developing and administering the policies and practices associated with the total compensation for executives, subject to the approval of the Board as deemed necessary or appropriate, and making recommendations to the Board on all elements of compensation of the Company’s executive officers. The Committee also has the authority to administer and make award grants under the 1999 Stock Option Plan. The Committee also has authority to administer option award grants made to Mr. Holman in September 2003 and March 2004.

     This Compensation Committee Report on Executive Compensation provides information with respect to compensation reported for the fiscal year ended January 31, 2004.

     Executive Compensation Philosophy

     It is the philosophy of the Committee that a significant portion of each executive’s possible compensation be directly linked to the Company’s performance and appreciation in shareholder value. Thus, a significant portion of each executive’s compensation is “at risk.” The guiding principles behind total compensation for executive officers are as follows:

•	Provide a competitive total compensation package that enables the Company to attract, retain and motivate executive talent to achieve the Company’s goals and objectives.

•	Provide variable compensation opportunities on an annual basis that are directly linked to the Company’s performance goals.

•	Provide long-term equity participation that aligns executive compensation with appreciated shareholder value.

•	Recognize and reward individual performance.

     Base Salary

     The Committee sets base salaries, which are subject to annual adjustment, by the Committee, except that the base salaries for Messrs. Holman and Zoba are set forth in employment agreements the Company has entered into with each of them. The Committee strives to set and maintain base salaries at levels competitive with those paid by other retailers. In setting base salary levels, the Committee considers, among other factors it may deem relevant in the circumstances, salaries for comparable positions at comparable retail companies, using independent survey data of other representative retailers, adjusted for company size. The Committee also sets base salary levels based on its subjective assessment of individual performance and future contributions, satisfaction of the Company’s performance objectives, competitive issues, length of service and internal equity in light of the executives’ relative positions and responsibilities.

     Short-Term Incentive Compensation

     Each year, the Committee establishes an annual incentive compensation program that provides for cash awards based upon the achievement of specific performance objectives established by the Committee based on operating income, earnings per share or a similar financial performance metric. If the Company achieves the Committee’s financial performance objective, each executive officer will earn a “target” bonus established by the Committee with respect to the officer. Although the Committee has discretion to determine “target” bonus levels, each executive’s “target” bonus level generally ranges from 30% to 90% of his or her base salary. The Committee sets a minimum financial performance standard below which no executive officer will be entitled to any of his or her “target” bonus, and also establishes whether and the extent to which partial bonuses will be paid for performance that exceeds the minimum standard but falls short of the original goal, as well as the extent to which bonuses greater than the applicable “target” will be paid for performance that exceeds goals. There are no caps on the maximum level of bonuses. For fiscal 2003, the Company’s financial performance objectives were based on various specific and confidential operating income goals. The fiscal 2003 goals were not achieved. Accordingly, no fiscal 2003 bonuses were paid to executives.

     Long-Term Incentive Compensation

     The Committee intends to make annual grants of stock options under the 1999 Stock Option Plan to provide long-term equity participation that help to further align management’s interests with the interests of the Company’s shareholders. The Committee believes that option grants promote the continuity of management and focus performance on long-term strategic and financial goals and objectives, including improvement in shareholder value. In determining the number of options to grant to an executive officer, the Committee takes into consideration the position of the individual, the Committee’s subjective assessment of his or her performance, the individual’s previous and anticipated contribution to the Company’s success and grant history, total compensation paid to the executive, possible dilutive effects of the award, possible future stock values, and industry practices and trends in general, with no one factor being accorded any special weight. Each grant typically allows the individual to acquire Shares at a price that is not less than the fair market value of the Shares at the close of business on the grant date. The options typically vest in equal annual installments over a three-year period and have a maximum term of seven years.

     Compensation for the Chief Executive Officer for Fiscal 2003

     Robert B. Mang was appointed Chairman of the Company and Chief Executive Officer effective October 1, 2000, and served in that capacity until his resignation as an officer on March 1, 2004. Pursuant to the terms of his employment agreement, Mr. Mang received a base salary of $600,000 in fiscal 2003. In addition, pursuant to the terms of his separation arrangement, the Company agreed to pay Mr. Mang various payments described above under the heading “Employment Agreements and Other Arrangements – Agreement with Robert B. Mang, the Company’s Former Chief Executive Officer and Chairman.”

     Short-Term Incentive Compensation

     For fiscal 2003, Mr. Mang did not receive an incentive cash award under the annual incentive compensation program established by the Committee. Mr. Mang’s “target” bonus for purposes of the annual incentive compensation plan for fiscal 2003 was 90% of his base salary.

     Long-Term Incentive Compensation

     For fiscal 2003, Mr. Mang received stock option grants covering 72,000 Shares as part of the Company’s program of annual option grants. The stock options have a three-year vesting period, a maximum term of seven years, and the exercise price was set at the fair market value of the underlying stock on the date of grant. Pursuant to the terms of his separation arrangements with the Company, the Company agreed that these options and all other unvested options held by Mr. Mang would vest on May 31, 2004 and be exercisable until March 31, 2006. The number of Shares subject to such option grant to Mr. Mang was determined after taking into consideration his position, the Committee’s subjective assessment of his performance and his previous and anticipated contribution to the Company’s success, his total compensation, possible dilutive effects of the award, possible future stock values, and industry practices and trends in general with no one factor being accorded any special weight.

     Tax Treatment

     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation in excess of $1,000,000 paid for any fiscal year to the corporation’s chief executive officer or to any of the four other most highly compensated executive officers as of the end of the fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. The Committee currently intends to structure stock option grants as qualifying performance-based compensation for this purpose. Current base salary and anticipated bonus levels are not expected to exceed or materially exceed the Section 162(m) limit.

     The Board and Committee endeavor to maximize the deductibility of compensation under Section 162(m) of the Internal Revenue Code to the extent practicable while maintaining competitive compensation. Further, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding the Committee’s efforts, that compensation intended by the Committee to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

Submitted by the Compensation Committee

Norman S. Matthews, Chair
Frank J. Belatti
Timothy J. Faber
John M. Roth
Peter Starrett

Performance Measurement Comparison

     The following graph compares the cumulative total shareholder return on a $100 investment in the Company’s common stock with the cumulative total return of a $100 investment in (a) the Russell 2000 Index and (b) S&P 500 Specialty Retail Index (a published industry index). The graph is intended to provide a relevant comparison of total returns for the period from June 27, 2001 (the day the Company’s common stock commenced trading) through March 29, 2004. Because the Company’s stock began trading on June 27, 2001, the information in the graph is provided at fiscal quarter-end intervals and at March 29, 2004, the record date for the Company’s 2004 annual shareholders meeting. The total return on the common stock is measured by dividing the difference between the common stock price at the end and the beginning of the measurement period by the common stock price at the beginning of the measurement period. The graph for the Company and each of the indices also assumes the reinvestment of dividends on a monthly basis. The Company cautions that past stock price performance shown for the Company’s common stock is not necessarily indicative of future price performance.

Compensation Committee Interlocks and Insider Participation

     The Company’s Compensation Committee consists of Norman S. Matthews, as Chairman, Frank J. Belatti, Timothy J. Faber, John M. Roth and Peter Starrett. None of the members is an employee or was formerly one of the Company’s officers or an officer of one of the Company’s subsidiaries. However, Mr. Faber is Vice President Treasury/Mergers and Acquisitions of Limited Brands, Inc., a shareholder of the Company, Mr. Starrett provides consulting services to the Company, Mr. Matthews provided consulting services until May 2003, when the arrangement for such services was terminated, and Mr. Roth is Vice President and Managing Member of FS Capital Partners LLC, which is the general partner of FS Equity Partners IV, L.P., a shareholder of the Company. Certain transactions and relationships between the Company and Limited Brands, Messrs. Matthews and Starrett and FS Equity Partners IV, L.P. or their respective affiliates are described below.

     Transactions with FS Equity Partners IV, L.P. and Limited Brands, Inc.

     In connection with the Company’s 1999 recapitalization, the Company declared a dividend in the form of a warrant to Limited Brands, Inc. to purchase 1,350,000 Shares with an initial exercise price on September 1, 1999 of $10.00 per Share. Under the terms of the warrant, on the first day of each month from and including October 1999 to and including September 2000, the exercise price increased by an amount equal to 3 1/3% of the initial exercise price. On the first day of each month thereafter, the exercise price increases by an amount equal to 3 1/3% of the exercise price in effect on the preceding September 1. This results in an increase of the exercise price at a rate of 40.0% per year. The warrant became exercisable upon the completion of the Company’s initial public offering in July 2001 and will expire in August 2009.

     The Company is party to a stockholders agreement with FS Equity Partners IV, L.P., Limited Brands, Inc., and G Trademark, Inc. See “Information Regarding Certain Directorships and Voting Arrangements” above for a description of the stockholders agreement. In addition, the Company is party to a 1999 registration rights agreement granting FS Equity Partners IV, L.P., Limited Brands, Inc. and G Trademark, Inc. rights to require us to register their Shares for public resale, pursuant either to a demand made by these shareholders or pursuant to a request to participate in offerings to be made by the Company.

     Limited Brands, Inc. is a guarantor of the Company’s obligations under the Company’s real property leases for eight of the Company’s stores: (1) Woodbury, Minnesota store, (2) Minnetonka, Minnesota store, (3) Dublin, Ohio store, (4) Schaumburg, Illinois store, (5) Buford, Georgia store, (6) Atlanta, Georgia store, (7) Castleton, Indiana store, and (8) Gaithersburg, Maryland store. The Company has agreed to reimburse Limited Brands, Inc. for any amounts that they may be required to pay under these guarantees. To date, they have made no payments.

     In December 2003, the Company acquired from an affiliate of Limited Brands, Inc. approximately 37 acres of land that is adjacent to the Company’s distribution center in Plainfield, Indiana for a purchase price of approximately $2.2 million. The price was based upon an independent appraisal, with a reduction from the appraised price to reflect costs savings to Limited Brands, Inc. associated with not having to pay brokerage fees.

     Certain Agreements and Arrangements with Directors

     Mr. Starrett, who is a consultant to Freeman Spogli & Co., has a verbal consulting agreement with the Company under which the Company pays him $50,000 per year for his consulting services. Either party can terminate this agreement at any time.

     From August 1999 until May 2003, the Company had a consulting agreement with Mr. Matthews under which the Company paid him $100,000 per year. In fiscal 2003, the Company paid Mr. Matthews $25,000 for the period of services prior to the May 2003 termination of such consulting agreement. In August 2000, the Company loaned Mr. Matthews $75,000 in connection with his purchase from the Company of 10,000 Shares, and Mr. Matthews issued to the Company a full recourse promissory note for the amount borrowed, bearing simple interest at 7.5% per annum and secured by the additional Shares. Mr. Matthews repaid the borrowed amount (together with all accrued interest) in full in March 2004.

     In addition, the Company annually grants Mr. Matthews 15,000 options to acquire Shares, making a grant on May 30, 2003 with an exercise price of $13.66 per Share and a grant on May 21, 2004 with an exercise price of $8.96 per Share.

     None of the Company’s executive officers serves on the compensation committee or board of directors of any other company on which any of the members of the Company’s Compensation Committee or any of the Company’s directors is an executive officer.

Certain Relationships and Related Transactions

     Transactions with FS Equity Partners IV, L.P., Limited Brands, Inc. and Certain Directors

     See “Compensation Committee Interlocks and Insider Participation” and “Information Regarding Certain Directorships and Voting Arrangements” above for descriptions of certain transactions and relationships between the Company and FS Equity Partners IV, L.P. and Limited Brands, Inc. or one or more of their respective affiliates, and certain members of the Company’s Board.

     Stock Sales to Executive Officers and Directors Prior to the Company’s Initial Public Offering

     In October 1999, David M. Pritchett and Lindsay J. Rice purchased 11,000 and 10,000 Shares, respectively, for a purchase price of $110,000 and $100,000 respectively, and the Company lent them $50,000 and $50,000, respectively, to finance the purchase of a portion of these Shares. Each person issued to the Company a full recourse promissory note for the amount borrowed. Each note bears simple interest at 7.5% per annum and accrued interest is payable in arrears on March 31 of each year commencing on March 31, 2000. The principal balance of, and all accrued and unpaid interest on, each note is due and payable on October 15, 2004. The notes are secured by Shares owned by these individuals. As of March 31, 2004, after reflecting payments for accrued interest for the period ending December 31, 2003, the outstanding principal balance plus accrued interest due from each of Messrs. Pritchett and Rice was approximately $50,938.

     In May 2001, C. David Zoba purchased 30,000 Shares at $19.00 per Share, which represented the fair value of the Shares at that time, for a purchase price of $570,000. The Company loaned $285,000 to Mr. Zoba to finance the purchase of a portion of those Shares. Mr. Zoba issued to the Company a full recourse promissory note for the amount borrowed, bearing simple interest at 7.5% per year and secured by his Shares. In February 2003, Mr. Zoba repaid the borrowed amount (together with all accrued interest) in full.

     Agreements with Executive Officers

     See “Employment Agreements and Other Arrangements” above for a description of certain agreements the Company has entered into with certain of its named executive officers.

     The Company entered into an employment agreement with Richard B. Leto effective May 10, 2004 to be the Company’s new President and Chief Merchandising Officer. Subject to earlier termination, the term of the agreement is three years, with an automatic day-by-day renewal beginning after the first anniversary, so that there is always a one year term remaining under the agreement. Mr. Leto’s annual base salary will be $600,000 for the period through March 31, 2005, $650,000 for the twelve month period ending March 31, 2006, and $700,000 for the twelve months ending March 31, 2007. Under the agreement, Mr. Leto is eligible to receive a target bonus equal to 75% of his base salary if the Company achieves certain financial objectives, and the target bonus can be increased by an uncapped, additional amount if the Company exceeds its targeted financial objectives by an amount determined by the Board. Effective upon commencement of employment on June 14, 2004, Mr. Leto received 250,000 options to acquire Shares with an exercise price of $9.17 per Share, which was the closing price per Share of the Company’s common stock on May 9, 2004, the day immediately preceding execution of the agreement by Mr. Leto.

     If Mr. Leto’s employment is terminated by the Company without cause or by Mr. Leto for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination as well as a lump sum payment equal to his target bonus for the fiscal year of termination. In addition, he will receive severance pay comprised of a lump sum payment equal to his then current base salary, a payment equal to what he would have received under the Company’s retirement plans and continued health coverage for the longer of one year from the date of termination or three years from the date his employment commenced. In the event of a change in control of the Company, unvested options previously granted to Mr. Leto shall immediately become vested on the date of such change of control. In addition, and in lieu of the termination benefits described in the paragraph above, if a change in control occurs and within one year following such change in control either the Company or its successor terminates Mr. Leto’s employment without cause or Mr. Leto terminates his employment for good reason, Mr. Leto will receive a lump sum payment equal to the sum of his annual base salary in effect on the date of termination and his target bonus for the fiscal year in which the termination occurs, multiplied by 2.5. Mr. Leto has also agreed to be bound by non-competition and non-hire provisions that apply until the first anniversary of termination of employment.

     The Company entered into an employment agreement with each of Jeffrey R. Brown, Lindsay J. Rice and Edward J. Brett on December 12, 2003, December 12, 2003 and January 20, 2004, respectively. Subject to earlier termination, each of these agreements provides for a two year term, with an automatic day-by-day renewal beginning after the first anniversary, so that there is always a one year term remaining under the agreement. The initial base salary for the executive under each agreement is $265,000, subject to adjustment under the Company’s normal salary review procedures. Each executive is also eligible to receive a target bonus equal to 35% of his base salary if the Company achieves certain financial objectives. The target bonus can be increased by an additional amount if the Company exceeds its targeted financial objectives by an amount determined by the Board. Each executive is also eligible under his agreement to receive an annual grant of stock options under the Company’s stock option plan. If the executive is terminated by the Company without cause or by the executive for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination, including the annual bonus, if any, owed him for the immediately preceding fiscal year. In addition, as severance pay, he will receive the bonus, if any, he would have received under the Company’s incentive compensation program for the fiscal year of termination (calculated as if he remained employed until the bonus payment date), and continue to receive his then current base salary, as well as health coverage, until the latter of the first anniversary of his termination date or two years from the date of his agreement. In the event of a change in control of the Company, including the closing of the Offer, unvested options previously granted to the executive immediately become vested on the date of such change of control. Each executive also agreed to be bound by non-competition and non-hire provisions that apply until the first anniversary of termination of his employment.

     The Company also entered into an employment agreement with each of Paul C. Wagner, Galen R. Erickson and David M. Pritchett on March 28, 2004. Subject to earlier termination, each of those agreements provides for a term of two years, with an automatic day-by-day renewal beginning after the first anniversary, so that there is always a one year term remaining under the agreement. The initial base salary for the executive under each of the agreements is $185,000, $225,000 and $200,000, respectively, subject to adjustment under the Company’s normal salary review procedures. In addition, if the Company achieves certain financial objectives, Messrs. Wagner and Erickson are eligible to receive a target bonus equal to 30% of their base salaries, and Mr. Pritchett is eligible to receive a target bonus equal to 35% of his base salary. The target bonus can be increased by an additional amount if the Company exceeds its targeted financial objectives by an amount determined by the Board. Each executive is also eligible under his agreement to receive an annual grant of stock options under the Company’s stock option plan. If the executive is terminated by the Company without cause or by the executive for good reason, he will be entitled to receive all earned but unpaid salary and benefits as of the date of termination, including the annual bonus, if any, owed him for the immediately preceding fiscal year. In addition, as severance pay, he will continue to receive his base salary until the first anniversary of his termination date. In the event of a change in control of the Company, unvested options previously granted to the executive immediately become vested on the date of such change of control. Each executive also agreed to be bound by non-competition and no-hire provisions for one year, except that the no-hire provision in Mr. Erickson’s agreement applies for eighteen months following his termination of employment.

     On June 15, 2004, the Company entered into an agreement with Edward J. Whitehead, the Company’s Senior Vice President, Marketing, under which Mr. Whitehead agreed to resign as an employee of the Company on September 25, 2004 unless either party earlier terminates employment upon 30 days prior notice. In addition, if requested by the Company’s Chief Executive Officer prior to termination of employment, Mr. Whitehead will resign as an officer, but not an employee, of the Company. Mr. Whitehead submitted his resignation on June 16, 2004 and, accordingly, his employment is expected to terminate effective July 16, 2004. Until that date, Mr. Whitehead will continue to receive his normal base salary at the rate of $265,000 per year. Thereafter, until the first anniversary of that date, Mr. Whitehead will continue to receive his normal base salary, reduced by any compensation received for services performed for another employer during the final three months of the one year severance period. Mr. Whitehead may also exercise, until the effective date of termination of his employment, any vested options. Mr. Whitehead waived all other consideration to which he may have been entitled and released the Company from any and all claims related to his employment. He also agreed not to compete with the Company directly or indirectly or to solicit any of the Company’s employees for one year after termination of employment.

     In June 2003, the Company entered into a separation agreement with Joan M. Hurley, formerly the Company’s Senior Vice President, Communications and Community Relations, under which the Company agreed to pay Ms. Hurley her annual base salary of $160,000 per year during a one-year period, with potential reduction for income earned by her from third parties, and some excess benefits costs, in exchange for a release from Ms. Hurley of any potential claims and an agreement by her not to compete with the Company or solicit for hire any of the Company’s employees during the one year period.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act and SEC regulations require the Company’s directors, certain officers and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the SEC and NASDAQ. These persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company’s review of the copies of such reports that the Company has received, and on written representations from certain reporting persons, the Company believes that, other than a late Form 4 filing by each of Messrs. Allumbaugh, Belatti, Mang and Mrkonic, the Company’s directors, officers and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements during fiscal 2003.